



ANNUITIES / MUTUAL FUNDS

TRUST / ESTATE PLANNING | TITLE AGENCY

BANKING | INVESTMENT MANAGEMENT | INSURANCE AGENCY


LNB
Bancorp, Inc.
and subsidiaries

2001 Annual Report

Common Stock Trading Ranges and Cash Dividends Declared

	2001		2000	
	Closing Price*		Closing Price*	
	High	**Low**	High	Low
First Quarter	**$ 22.67**	**$ 19.61**	$ 23.77	$ 18.38
Second Quarter	**21.52**	**19.61**	25.19	19.61
Third Quarter	**22.00**	**19.70**	21.05	17.65
Fourth Quarter	**22.50**	**18.80**	22.79	20.10

	2001	2000
	Cash Dividend Amount*	Cash Dividend Amount*
First Quarter – regular	**$ .25**	$ .23
Second Quarter – regular	**.25**	.24
Third Quarter – regular	**.25**	.25
Fourth Quarter – regular	**.25**	.25
Fourth Quarter – EXTRA	**.02**	.01
Total Dividends	**$ 1.02**	$ .98

** All closing prices and cash dividend amounts have been adjusted to reflect the two percent stock dividend in 2001 and 2000.*

The shares of LNB Bancorp, Inc., common stock, par value $1.00 per share, were historically traded on the over-the-counter bulletin board and on February 9, 2000 began trading on The Nasdaq National Stock Market® under the ticker symbol LNBB. The above prices through February 8, 2000, represent the high and low closing prices reported on the over-the-counter bulletin board—and as of February 9, 2000, the high and low closing prices reported on The Nasdaq Stock Market®. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions.

LNB Bancorp, Inc., common stock, is listed in the newspapers as "LNB Bancorp." LNB Bancorp's common stock CUSIP is 502100100. As of December 31, 2001, LNB Bancorp had 2,180 shareholders of record. Prospective shareholders may contact our Investor Relations Department at (440) 244-7317 for more information.


LNBB
NASDAQ
LISTED

Dividend Information

LNB Bancorp, Inc. has increased the cash dividend paid to shareholders each year since becoming a Holding Company in 1984. LNB Bancorp, Inc. has increased its quarterly cash dividend declared in the third quarter of each year since 1988. In addition to the regular quarterly cash dividends, the Board of Directors meets in the fourth quarter of each year to determine whether to approve an extra cash dividend. The extra cash dividend is discretionary and varies based upon the Company's current year and near-term profitability outlook.

Dividend Calendar

Cash dividends on common stock, if approved by the Board of Directors, are customarily paid to shareholders as follows:

Record Dates:
March 18, June 17, September 16, and December 16, 2002

Dividend Payable Dates:
April 1, July 1, October 1, 2002 and January 2, 2003

LNB Bancorp, Inc. Common Stock Market Makers

Friedman, Billings, Ramsey and Co., Inc.
Hill, Thompson, Magid & Company, Inc.
Howe Barnes Investments, Inc.
Knight Securities, L.P.
McDonald Investments Inc./Trident Securities, Inc.
Spear, Leeds and Kellogg
Sweney Cartwright and Company, Inc.

LNB Bancorp, Inc. 5-Year Historic Dividend Yields


Yield*
5%
4
3
2
1
0
2.16%
2.56%
3.16%
4.80%
4.80%
97
98
99
00
01

** The dividend yield is based upon closing price at year-end and dividends declared during that year*

LNB Bancorp, Inc.
18-Year Cash Dividend Declared Per Share History


Dollars*
1.2
0.9
0.6
0.3
0.0
$.19
$.20
$.20
$.21
$.25
$.28
$.30
$.33
$.36
$.40
$.44
$.50
$.59
$.68
$.83
$.88
$.98
$1.02
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

**Adjusted for stock dividends and splits*

Corporate Headquarters
If you need to contact the corporate headquarters of LNB Bancorp, Inc., call, write or visit:

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1739
Toll Free: (800) 860-1007

Corporate Website
www.4LNB.com
For up-to-date corporate, financial and product information.

Corporate E-mail Address
InvestorRelations@4LNB.com

Annual Meeting
The 2002 Annual Meeting of Shareholders of LNB Bancorp, Inc. will be held at 10:00 A.M., Eastern Daylight Savings Time, on Tuesday, April 16, 2002 at Lorain National Bank, 521 Broadway, Lorain, Ohio 44052.

Corporate Financial Information
The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of form 10-K and other filings are available at **www.4LNB.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Investor Relations
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (440) 244-7317
Telefax: (440) 244-4815

Quarterly Earnings Reporting
For 2002, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth Tuesday of April, July, October 2002 and January 2003. Any investor desiring a copy of an earnings release can obtain one at **www.4LNB.com** or by calling (440) 244-7317.

Independent Auditors
KPMG LLP
One Cleveland Center
1375 East 9th Street, Suite 2600
Cleveland, Ohio 44114-1796

Stock Transfer Agent and Registrar
Shareholders who hold their shares in physical certification form and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing

LNBB
NASDAQ
LISTED
LNB Bancorp, Inc. common stock is traded on the Nasdaq Stock Market® under the ticker symbol LNBB.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan
You may buy LNB Bancorp,, Inc., common stock directly from LNB Bancorp, Inc. through optional cash payments or automatic monthly deductions from your bank account. You may also have your dividends reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. Call 1 (800) 368-3948 for a prospectus and more information on LNBB Direct Stock Purchase and Dividend Reinvestment Plan, or by completing the postage paid card titled "LNBB Direct Stock Purchase & Dividend Reinvestment Plan" located at the end of this Annual Report.

Lorain National Bank
Lorain National Bank operates 20 banking centers and 27 ATMs in nine communities offering:

- Personal, mortgage and commercial banking products and services
- Investment Management and Trust Services
- 24-hour telephone banking
- Internet banking at **www.4LNB.com**

Individuals seeking additional information on banking products and services should contact:

Lorain National Bank
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (440) 989-3348

LNB Investment Center and Charleston Insurance Agency, Inc.
In addition to traditional banking services, customer's can access a wide range of insurance, investment products and services, including:

- Life, Accident and Health Insurance and Fixed Annuity Products offered through Charleston Insurance Agency, Inc. and
- Brokerage Services including stock, mutual funds and variable annuity products offered through Raymond James Financial Services Inc., member NASD/SIPC at the LNB Investment Center.

Individuals seeking additional information on investment products and services should contact:

LNB Investment Center
457 Broadway
Lorain, Ohio 44052-1739
Toll Free: (800) 845-2152

Charleston Title Agency, LLC
LNB Bancorp, Inc.'s 49-percent-owned subsidiary, Charleston Title Agency, LLC offers traditional title services. Individuals seeking additional information on title services should contact:

Charleston Title Agency, LLC
424 Middle Avenue
Elyria, Ohio 44035
Telephone: (440) 244-5212


LNB
Bancorp, Inc


LNB
Bancorp, Inc.

LNB Bancorp, Inc. (the Bancorp), is a $665 million financial holding company headquartered in Lorain, Ohio. The Bancorp is a public company whose stock is traded on The Nasdaq National Stock Market® under the ticker symbol LNBB. Its predecessor, The Lorain National Bank, was formed as a result of the merger of The Lorain Banking Company and The National Bank of Lorain on January 1, 1961. The Lorain Banking Company was a state chartered bank founded in 1905. The National Bank of Lorain was a national bank receiving its national charter in 1934. On March 30, 1984, the Lorain National Bank became the wholly owned subsidiary of LNB Bancorp, Inc. The Bancorp received its financial holding company status on March 13, 2000.

The Bancorp's primary subsidiary, The Lorain National Bank, specializes in personal, mortgage, and commercial banking products and services along with investment management and trust services. Lorain National Bank operates 20 banking centers and 27 ATMs in the nine communities of Lorain, Elyria, Amherst, Avon Lake, LaGrange, Oberlin, Olmsted Township, Vermilion and Westlake located in Ohio's Lorain, eastern Erie, and western Cuyahoga counties. Lorain National Bank offers products and services by telephone through its 24-hour TeleBanker and Telepay systems and provides Internet banking at **www.4LNB.com.** Lorain National Bank also provides services to state and local governments, schools and colleges, foundations, and not-for-profit associations. Lorain National Bank is a member of the Federal Reserve Bank of Cleveland; a voluntary member of the Federal Home Loan Bank of Cincinnati, with its deposits insured by the Federal Deposit Insurance Corporation; and an Equal Employment Opportunity, Affirmative Action Employer and Equal Housing Lender.

LNB Bancorp, Inc., offers life, accident and health insurance, and fixed annuity products through its wholly owned insurance subsidiary Charleston Insurance Agency, Inc.; and traditional title services through 49-percent owned subsidiary Charleston Title Agency, LLC. In addition, pursuant to an agreement between Lorain National Bank and Raymond James Financial Services, Inc., member NASD/SIPC, Raymond James offers brokerage services including stock, mutual funds and variable annuity products to Lorain National Bank customers through the LNB Investment Center.

Our Vision
The vision of LNB Bancorp, Inc. is to be recognized as the most progressive and dynamic, independent provider of financial services in our market.

Our Mission
The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our employees.


LNBB
NASDAQ
LISTED

FDIC
INSURED


EQUAL HOUSING
LENDER

LNB Bancorp, Inc. – Investment Facts
With our heritage dating back to 1905 and a strong tradition of continuous growth, LNB Bancorp, Inc. has a long history of quality asset growth and increased earnings and dividends per share.

Here are just a few highlights. LNB Bancorp has:

- Posted 20 consecutive years of record earnings per share.
- Increased cash dividends for 18 consecutive years.
- Recorded net interest margin of 4.73 percent for 2001.
- Reported 2001 return on average assets (ROAA) and equity (ROAE) of 1.35 percent and 14.36 percent, respectively.
- The common stock of LNB Bancorp, Inc. traded with a dividend yield of 4.80 percent at year-end 2001 and 2000.

Privacy Policy
The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4LNB.com** or by calling (440) 244-7126.

Table of Contents

Consolidated Financial Highlights

All dollar amounts presented in thousands, except per share data and corporate data

December 31,	2001	2000	2000 to 2001 % Change	1991
Financial Position				
Assets	**$ 664,526**	$ 622,110	6.8%	$ 351,204
Investments	**138,401**	127,101	8.9	95,600
Net loans	**471,598**	445,890	5.8	220,458
Deposits	**518,267**	496,091	4.5	301,953
Other borrowings	**78,515**	63,736	23.2	16,509
Shareholders' equity	**62,138**	56,525	9.9	30,138
Financial Results For The Year				
Interest income	**$ 45,101**	$ 46,645	(3.3)%	$ 30,080
Interest expense	**16,998**	19,209	(11.5)	14,087
Net interest income	**28,103**	27,436	2.4	600
Provision for loan losses	**2,200**	1,700	29.4	15,993
Noninterest income	**9,448**	8,370	12.9	3,468
Noninterest expense	**22,738**	21,276	6.9	14,020
Income taxes	**4,048**	4,400	(8.0)	1,329
Net income	**8,565**	8,430	1.6	3,512
Revenue	**37,551**	35,806	4.9	19,461
Per Share Data*				
Basic earnings	**$ 1.99**	$ 1.96	1.5%	$ .83
Diluted earnings	**1.99**	1.96	1.5	.83
Cash dividends	**1.02**	.98	4.0	.33
Book value (year-end)	**14.39**	13.16	9.4	7.10
Market value (year-end)	**21.81**	21.38	6.9	14.07
Financial Performance Ratios				
Return on average assets (ROAA)	**1.35%**	1.39%	(2.9)%	1.02%
Return on average shareholders' equity (ROAE)	**14.36%**	15.83%	(9.1)	12.06%
Net interest margin	**4.73%**	4.85%	(2.5)	5.15%
Efficiency ratio	**60.96%**	59.42%	(2.6)	72.04%
Loans/deposits	**92.13%**	90.94%	1.3	71.80%
Dividend payout	**50.96%**	49.72%	2.5	39.98%
Capital Ratios				
Core capital (Tier I)/risk-adjusted assets	**11.95%**	11.88%	0.6%	14.03%
Total capital (Tier I plus Tier II)/risk-adjusted assets	**13.17%**	13.06%	0.8	15.22%
Leverage ratio (Tier 1/Average assets)	**9.08%**	8.68%	4.6	8.77%
Equity/assets	**9.35%**	9.09%	2.9	8.58%
Market Ratios				
Price/earnings (X)	**10.71**	10.60	1.0%	17.01
Price/book (%)	**147.65%**	158.15%	(6.6)	198.17%
Dividend yield (%)	**4.80%**	4.80%	(0.0)	2.35%
Corporate Data				
Bank offices	**20**	21	(4.8)%	16
Bank officers and staff	**298**	298	-0-	295
Number of shareholders	**2,180**	2,165	.7	1,595

** All per share data has been adjusted for five-for-four stock splits in 1995 and 1993 and stock dividends.*


Stanley G. Pijor
Chairman of the Board

It is a pleasure to address you once again after the completion of another successful year of operations even though the year's economy was marked by adversity. 2001 will be remembered as a year of tragedy, market correction, recession and refinancing. The Federal funds rate was reduced a record 11 times during 2001. Thanks to your support and the efforts of our employees, LNB Bancorp, Inc., remains a healthy, growing and viable financial holding company. We are pleased to report the following highlights of our financial performance for the year 2001 that brought us closer to our goal of becoming a $1 billion financial holding company.

20 Consecutive Years of Earnings Growth

We are proud to announce that we achieved our 20th consecutive year of record earnings. This is an achievement that is matched by only a handful of other financial holding companies in the United States. Net income for 2001 advanced 1.6 percent to $8,565,000 from 2000's $8,430,000.

Earnings per basic and diluted share for 2001, adjusted to reflect the two percent stock dividend paid on July 2, 2001 reached $1.99, an increase of $.03, or 1.5 percent from 2000's $1.96. Although still higher than the average for banks of our size, the return on average assets for 2001 decreased slightly to 1.35 percent from 2000's 1.39 percent. The return on average shareholders' equity decreased to 14.36 percent for 2001 compared with 15.83 percent for 2000.

Contributing to the record earnings performance were higher net interest income and noninterest income offset by higher noninterest expenses and loan loss provision. Fueled by growth in commercial, mortgage and home equity loans, net interest income rose 2.4 percent to $28,103,000. Excluding gains on sales of securities, noninterest income grew by 9.9 percent for the year, driven primarily by a 12.0 percent increase in service charges on deposit accounts. Noninterest expenses grew by 6.9 percent, reflecting increases in salaries and benefits, supplies and postage, Ohio franchise tax, consulting expenses and loan collection expenses during 2001. The graphs on page 40 depict our consolidated annual earnings, cumulative cash dividends and book value per share for the past 10 years.

Revenues for 2001 rose 4.9 percent to $37.6 million for an increase of $1.8 million from those of 2000. Net interest margin fell slightly to 4.73, from 4.85 percent a year earlier. This decrease is the result of earning assets repricing faster than the rates on funding. Throughout 2001, we worked hard toward our basic goals of reducing our cost of funds while expanding our deposit franchise to support and grow a high quality earning asset portfolio.

Cash dividends declared in 2001 eclipsed the $4-million mark for the second consecutive time in the history of LNB Bancorp, Inc. Cash dividends declared per share in 2001 increased $.04, or 4.1 percent, to $1.02 per share, up from $0.98 per share last year. In each of the last 14 years, the Board of Directors has approved an increase in the regular cash dividend per share. Total cash dividends declared in 2001, including the $.02 EXTRA dividend declared by the Board of Directors in November, rose to $4,365,000. Total 2001 cash dividends declared represents a 210.9 percent increase, more than tripling those of 1991 when $1,404,000 in cash dividends was declared. LNB Bancorp's dividend yield was 4.80% at year-end 2001 and 2000.

At 2001 year-end, LNB Bancorp, Inc. achieved significant growth in assets, loans, deposits, borrowings, and shareholders' equity from one year ago. Total assets climbed 6.8 percent to $664.5 million from $622.1 million, for an increase of $42.4 million from one year ago. At 2001 year-end, earning assets increased 6.5 percent to $619.4 million-up $38.0 million from the year-earlier level.

During 2001, net loans rose 5.8 percent to $471.6 million from $445.9 million. A 17.5 percent increase in the commercial loan portfolio and increased mortgage loans and home equity lines of credit, were partially offset by a reduction during the first half of 2001 in the indirect automobile lending portion of the consumer loan portfolio.


LNB Bancorp, Inc. and Lorain National Bank
20-Year Basic Earnings Per Share History
Dollars*
$2.00
1.50
1.00
0.50
0.00
.38
.51
.51
.56
.60
.63
.71
.78
.80
.83
.90
.93
1.02
1.14
1.33
1.51
1.59
1.78
1.96
1.99
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
*Adjusted for stock dividends and splits

Commercial loans demonstrated robust growth in 2001 despite the downturn in both the national and local economies for the manufacturing, steel, and automotive industries. The commercial loan portfolio climbed to $219.5 million at December 31, 2001, for an increase of $32.6 million from one year ago. The number of new loans booked in 2001 were 630 amounting to $124.4 million in new gross loans. This loan growth resulted from existing business expanding their borrowings and obtaining new business relationships in our geographic area.

During 2001, mortgage lending continued to benefit from the favorable drop in mortgage interest rates reaching their lowest levels in 40 years, which stimulated refinance activity and made the purchase of homes more affordable. Despite heavy refinancing of mortgages, the mortgage loan portfolio showed an increase in net loans from one year ago. Mortgage loans ended 2001 at $158.2 million, up $0.6 million, from the 2000 year-end. New mortgage loans booked during 2001 increased 26.7 percent to $41.7 for an increase of $8.8 million from last year. The number of new mortgage loans booked in 2001 totaled 340. Lorain National Bank was in the secondary mortgage market for a full year for the first time in 2001 with sales of mortgage loans totaling $5.8 million in 2001 compared with $0.6 million in 2000. Recorded gains were $76,000 in 2001 and $7,000 in 2000.

Consumer loans decreased to $94.9 million at December 31, 2001, down $6.6 million or 6.5 percent from one year ago. The number of new consumer loans booked during 2001 was 2,215 totaling $31.9 million. The decrease in consumer loans was attributable to a first-half 2001 decline in indirect automobile lending offset in part by two successful home equity loan acquisition campaigns. We are optimistic that 2002 will bring continued growth in our commercial, mortgage and consumer portfolios from our existing and new customers.

Retail deposits climbed 4.5 percent to $518.3 million at December 31, 2001, from $496.1 million, for an increase of $22.2 million verses the year-earlier level. Increases in retail deposits were attributable to increases in Market Access, CheckInvest, and money market deposits partially offset by decreases in savings and certificates of deposits. Market Access accounts soared by $30.3 million or 55.3 percent to $85.1 million at December 31, 2001, with CheckInvest deposits increasing $2.7 million or 4.7 percent and money market deposits increasing by $4.9 million or 42.3 percent from one year ago. The significant growth in the Market Access deposits resulted from several deposit promotion campaigns during 2001.

Other borrowings rose $14.8 million to $78.5 million at December 31, 2001, for an increase of 23.2 percent from one year ago. Increases in other borrowings were attributable to increases in repurchase agreements and Federal Home Loan Bank advances of $2.8 million and $16.0 million, respectively, offset in part by decreases in short-term borrowings of Federal funds purchased of $4.0 million during 2001. Federal Home Loan Bank advances increased $16.0 million during 2001 to fund a portion of consumer and commercial loan growth.

Shareholders' equity reached an all-time high of $62.1 million at December 31, 2001, an increase of $5.6 million, or 9.9 percent, from one year ago. The book value per share climbed to $14.39 at December 31, 2001, compared with $13.16 per share at the end of last year. The 2001 year-end ratio of shareholders' equity-to-assets remained strong, increasing to 9.4 percent from 9.1 percent one year ago.



From left, executive officers Kevin W. Nelson, Gary C. Smith, Thomas P. Ryan and Gregory D. Friedman.

LNB Bancorp, Inc.'s 2001 year-end risk based Tier 1 and total capital ratios were strong at 11.95 percent and 13.17 percent, respectively. LNB Bancorp, Inc., and its banking subsidiary The Lorain National Bank, exceed all applicable regulatory capital requirements. Under Federal Deposit Insurance Corporation (FDIC) guidelines, Lorain National Bank is categorized as "well capitalized" - the highest rating category available.

Looking Ahead to 2002

We anticipate that the weak economy of 2001 will continue into 2002. We expect to see slow economic growth in the first part of 2002, but expect growth to increase through the year.

Our business model for 2002 projects revenue growth of about four to five percent. We expect earning asset growth of about six percent. Loan growth is expected to remain in the six to seven percent range with increases lead by our commercial loan division.

In order to support our earnings asset growth, we will implement strategies to increase our deposit franchise by acquiring new customers with low cost deposits. We are expecting a five to six percent growth in deposits in 2002. We anticipate borrowing additional funds from the Federal Home Loan Bank to fund fixed rate commercial and consumer loans. Net interest margins should improve slightly due to the repricing of deposit products. Enhancing our noninterest income through growth initiatives designed to attract new customers and prudently managing growth of our noninterest expenses remain priorities.

We wish to thank our shareholders for their continuing support and our customers for their confidence and business, as well as our talented employees and the support of our Board for making 2001 a successful year. We look forward to reviewing our progress with you as 2002 unfolds.

Stanley G. Pijor
Chairman of the Board



Gary C. Smith
President and
Chief Executive Officer

Answering the Challenge

In looking back at 2001, it's safe to say that it was a year that will remain in our memories for a long time. The recession, which was reported by some to have begun as early as March, worsened with the events of September 11th, leaving our nation's economy in turmoil for the balance of the year.

Despite these events, LNB Bancorp, Inc. still recorded its 20th consecutive year of increased earnings, thanks in large part to the dedication of our management.

Pursuing New Opportunities

In 2001, we created the LNB Investment Center, a marketing framework through which our customers can purchase non-traditional bank products and services. Through an affiliation with Raymond James Financial Services, Inc. of St. Petersburg, Florida, a wide range of investment products and services including stock brokerage, mutual funds and variable annuities are available.

In addition to investments, insurance-related products are now available through our newest subsidiary, Charleston Insurance Agency, Inc. Charleston provides life insurance, accident and health insurance, and fixed-rate annuity products. We also created Charleston Title, LLC, a joint venture which is now bringing title insurance fee income to the organization.

Also in 2001 we began a relationship with G.E. Capital Assurance to make long-term health care coverage available to individuals interested in protecting their assets in the event they would require substantial health care in later life.

The sale of these non-traditional investment and insurance products and services complements our existing financial services menu. Through the bank, its subsidiaries and their associations, one-stop-shopping convenience with comprehensive solutions is afforded to our customers for virtually all types of financial services.

Product Enhancements

In 2001, LNB moved into the secondary mortgage market and in turn, introduced fixed-rate mortgages for the first time. In addition, Lorain National Bank hired a mortgage originator to help expand this burgeoning area of the bank. Favorable mortgage interest rates have fueled substantial refinancing and new first mortgages.

In other mortgage-related developments, home equity loans and lines of credit remained a significant source of income in 2001. A $200 cash back offer in the spring was well received and our fall home equity loan sale added revenue heading into the fourth quarter.

Our Market Access Account continues to provide savers and investors alike with a safe and secure place to deposit their funds during otherwise uncertain times. Market Access deposits rose significantly throughout the year, particularly in late spring and fall when the economy suffered most.

In 2001, LNB Bancorp, Inc. successfully introduced LNBB Direct, a new stock purchase and dividend reinvestment plan. LNBB Direct enables new shareholders to make an initial purchase of LNB Bancorp, Inc. common shares with no entrance fee, and existing shareholders and participants in its former dividend reinvestment plan to increase share ownership on a regular basis without paying brokerage commissions. More than half of our shareholders now participate in our dividend reinvestment plan.

Totally Free Checking

At year-end, acting upon feedback from our customers and staff to enhance LNB's deposit product mix, we finalized plans to introduce an entirely new lineup of high-performance checking accounts. As you may know, the checking account is the core deposit relationship we have with our customers and it is highly coveted by the competition.

The new checking product line will include totally free checking and six other checking plans that pay interest. Early reaction to the various checking account options has been extremely positive.

The seven new accounts are designed to fit the seven most common checking product combinations sought by consumers. In addition to the new accounts is the award of a free gift for each new account opened.

I feel that we have answered our customers and staff. We are truly excited about the prospects of our new checking products in 2002.



From left, senior vice presidents Emma N. Mason, Michael D. Ireland, James H. Weber, Debra R. Brown, Robert L. Cox and Sandra L. Dubell.

Privacy

We spent a significant amount of energy in 2001 enhancing our formal privacy policy and procedures in the wake of recent federal legislation mandating privacy compliance.

At issue is the illegal use, dissemination and sometimes, sale of confidential customer information for uses other than that required to maintain customer banking relationships. The new privacy legislation mandated that financial institutions have a formal privacy plan in place and in force by mid-year. I am pleased to report that our management team worked diligently to ensure that our organization is in substantial compliance with privacy regulation.

Redeployment of Resources

In 2001 we continued the process of redeploying key members of our bank management team and staff to optimize their talents and to increase operating efficiencies.

Two years ago, the beginning steps were taken to consolidate all three loan areas (Commercial, Retail and Mortgage). The first to be consolidated was the Retail Loan support area. This step was critical as it established new best practices, eliminated problematic issues and also established methods of checks and balances to mitigate risk and ensure control over general ledger accounts. The new Loan Center will be located at our corporate headquarters in Lorain.

In addition to the Loan Center concept, we began the process of reassigning bank branch management to other branches or departments where their talents could be better utilized. That redeployment process will continue in 2002.

Hopes for a Brighter Economy

Despite a sluggish holiday retail season, there were indications in the fourth quarter that the economy may be rebounding. Employment figures seem to be stabilizing and housing rates appear to be on the increase. At year-end, the national unemployment rate was hovering between five and six percent. Optimistically, that means 94 to 95 percent of our workforce is employed.

Locally, the automotive and steel industries are suffering. We are anxious to learn what the Ford Motor Company plans to do with its plants in the cities of Lorain and Avon Lake. We are hopeful that the auto giant will recognize what an asset our workforce is to their operations.

The Federal Reserve Board slashed interest rates 11 times in 2001, pushing the prime lending rate down to its lowest level since late 1965. Many economists believe the Fed's aggressive rate-cutting action will pave the way for a solid rebound in 2002.

Our long term strategies of diversifying the revenue stream through risk averse measures, in addition to our favorable reputation as a relationship driven organization-focused on shareholder expectations, is beginning to be recognized by investment bankers.

We are looking forward to the new year and the challenges that await. I appreciate the patience of our shareholders, the dedication of our staff and the loyalty of our tens of thousands of customers.

Gary C. Smith
President and
Chief Executive Officer

December 31,	2001	2000
Assets:		
Cash and due from banks (note 3)	**$ 28,017,000**	$ 22,011,000
Federal funds sold and short-term investments	**3,488,000**	3,125,000
Securities (note 5):		
Available for sale, at fair value	**117,628,000**	79,518,000
Held to maturity, at cost (fair value $17,485,000 and $43,982,000, respectively)	**17,191,000**	44,431,000
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	**3,582,000**	3,152,000
Total securities	**138,401,000**	127,101,000
Loans (notes 6, 7 and 11):		
Portfolio loans	**465,029,000**	442,010,000
Loans available for sale	**12,459,000**	9,130,000
Total loans	**477,488,000**	451,140,000
Reserve for loan losses	**(5,890,000)**	(5,250,000)
Net loans	**471,598,000**	445,890,000
Bank premises and equipment, net (note 8)	**10,520,000**	11,251,000
Intangible assets (note 4)	**3,470,000**	3,847,000
Accrued interest receivable	**3,796,000**	4,694,000
Other assets (note 12)	**5,113,000**	4,093,000
Foreclosed assets	**123,000**	98,000
Total Assets	**$ 664,526,000**	$ 622,110,000
Liabilities and Shareholders' Equity:		
Liabilities:		
Deposits (note 9)		
Demand and other noninterest-bearing deposits	**$ 87,488,000**	$ 83,093,000
Savings, Market Access and passbook accounts	**253,506,000**	219,618,000
Certificates of deposit	**177,273,000**	193,380,000
Total deposits	**518,267,000**	496,091,000
Securities sold under repurchase agreements and other short-term borrowings (note 10)	**48,170,000**	39,391,000
Federal Home Loan Bank advances, short-term (note 11)	**10,750,000**	16,095,000
Federal Home Loan Bank advances, long-term (note 11)	**19,595,000**	8,250,000
Accrued interest payable	**1,131,000**	1,901,000
Accrued taxes, expenses and other liabilities (notes 12 and 16)	**4,475,000**	3,857,000
Total Liabilities	**602,388,000**	565,585,000
Shareholders' Equity: (notes 13 and 14)		
Preferred stock, no par value: Shares authorized 1,000,000, and shares outstanding, none (note 13)		
Common stock, $1.00 par: Shares authorized 15,000,000 Shares issued 4,417,558 and 4,313,047, respectively and Shares outstanding 4,317,558 and 4,213,047, respectively (notes 13, 17, 18 and 19)	**4,418,000**	4,313,000
Additional capital	**26,238,000**	24,336,000
Retained earnings (note 15)	**33,125,000**	30,584,000
Accumulated other comprehensive income	**1,257,000**	192,000
Treasury stock at cost, 100,000 and 100,000 shares, respectively	**(2,900,000)**	(2,900,000)
Total Shareholders' Equity	**62,138,000**	56,525,000
Commitments and contingencies (notes 8 and 20)		
Total Liabilities and Shareholders' Equity	**$ 664,526,000**	$622,110,000

See accompanying notes to consolidated financial statements

Consolidated Statements of Income

Years ended December 31,	2001	2000	1999
Interest Income:			
Interest and fees on loans:			
Taxable	**$ 37,557,000**	$ 39,010,000	$ 34,034,000
Tax exempt	**5,000**	18,000	26,000
Interest and dividends on securities:			
U.S. Treasury securities	**91,000**	379,000	1,236,000
U.S. Government agencies and corporations	**6,451,000**	6,518,000	5,505,000
States and political subdivisions	**446,000**	249,000	220,000
Other debt and equity securities	**405,000**	249,000	172,000
Interest on Federal funds sold and short-term investments	**146,000**	222,000	424,000
Total Interest Income	**45,101,000**	46,645,000	41,617,000
Interest Expense:			
Interest on deposits:			
Certificates of deposit, $100,000 and over	**2,393,000**	3,058,000	2,580,000
Other deposits	**12,225,000**	12,941,000	10,254,000
Interest on securities sold under repurchase agreements and other short-term borrowings	**1,120,000**	1,889,000	1,242,000
Interest on Federal Home Loan Bank advances	**1,260,000**	1,321,000	1,517,000
Total Interest Expense	**16,998,000**	19,209,000	15,593,000
Net Interest Income	**28,103,000**	27,436,000	26,024,000
Provision for loan losses (note 7)	**2,200,000**	1,700,000	2,000,000
Net Interest Income After Provision for Loan Losses	**25,903,000**	25,736,000	24,024,000
Noninterest Income:			
Investment and Trust Services Division income	**2,379,000**	2,355,000	2,095,000
Service charges on deposit accounts	**3,529,000**	3,150,000	2,967,000
Other service charges, exchanges and fees	**3,056,000**	2,804,000	2,798,000
Gains on sales of securities, (note 5)	**250,000**	-0-	-0-
Gains on sales of bank premises and equipment	**-0-**	1,000	162,000
Other income	**234,000**	60,000	76,000
Total Other Income	**9,448,000**	8,370,000	8,098,000
Noninterest Expenses:			
Salaries and employee benefits (notes 16, 17, 18 and 19)	**11,205,000**	10,304,000	10,056,000
Net occupancy expense of premises (note 8)	**1,471,000**	1,576,000	1,521,000
Furniture and equipment expenses (note 8)	**2,090,000**	2,163,000	2,122,000
Card-related expenses	**1,283,000**	1,133,000	988,000
Supplies and postage	**1,008,000**	909,000	995,000
Outside services	**899,000**	673,000	690,000
Marketing and public relations	**564,000**	567,000	419,000
Ohio Franchise Tax	**622,000**	553,000	573,000
Other expenses	**3,596,000**	3,398,000	3,275,000
Total Other Expenses	**22,738,000**	21,276,000	20,639,000
Income Before Income Taxes	**12,613,000**	12,830,000	11,483,000
Income Taxes (note 12)	**4,048,000**	4,400,000	3,842,000
Net Income	**$ 8,565,000**	$ 8,430,000	$ 7,641,000
Basic Earnings Per Share (note 2) (*)	**$ 1.99**	$ 1.96	$ 1.78
Diluted Earnings Per Share (note 2) (*)	**$ 1.99**	$ 1.96	$ 1.78
Dividends Declared Per Share (*)	**$ 1.02**	$ .98	$ .88

See accompanying notes to consolidated financial statements.

(*) All share and per share data has been adjusted to reflect the 2 percent stock dividends in 2001 and 2000.

Consolidated Statements of Cash Flows

Years ended December 31,	2001	2000	1999
Cash Flows from Operating Activities:			
Interest received	$ 45,744,000	$ 45,978,000	$ 41,681,000
Other income received	9,008,000	8,504,000	7,873,000
Interest paid	(17,768,000)	(18,818,000)	(15,570,000)
Cash paid for salaries and employee benefits	(11,517,000)	(10,264,000)	(10,013,000)
Net occupancy expense of premises paid	(1,159,000)	(1,258,000)	(1,184,000)
Furniture and equipment expenses paid	(777,000)	(814,000)	(847,000)
Cash paid for supplies and postage	(1,008,000)	(909,000)	(995,000)
Cash paid for other operating expenses	(5,654,000)	(4,970,000)	(5,521,000)
Federal income taxes paid	(4,237,000)	(4,499,000)	(4,210,000)
Net Cash Provided by Operating Activities	12,632,000	12,950,000	11,214,000
Cash Flows from Investing Activities:			
Proceeds from maturities of securities held to maturity	29,559,000	730,000	689,000
Proceeds from maturities of securities available for sale	18,146,000	13,001,000	26,000,000
Proceeds from sales of securities available for sale	28,064,000	-0-	-0-
Purchases of securities held to maturity	(983,000)	(1,022,000)	(8,162,000)
Purchases of securities available for sale	(85,102,000)	(15,650,000)	(25,203,000)
Net (increase) in loans made to customers	(27,980,000)	(33,053,000)	(50,326,000)
Purchases of bank premises, equipment and intangible assets	(894,000)	(1,703,000)	(1,876,000)
Proceeds from sales of bank premises and equipment	35,000	23,000	164,000
Additions to other foreclosed assets	(370,000)	(247,000)	(96,000)
Net proceeds from liquidations of other foreclosed assets	296,000	296,000	1,400,000
Net Cash Used in Investing Activities	(39,229,000)	(37,625,000)	(57,410,000)
Cash Flows from Financing Activities:			
Net increase (decrease) in demand and other noninterest-bearing deposits	4,395,000	2,439,000	(4,904,000)
Net increase in savings, Market Access and passbook deposits	33,888,000	27,690,000	9,917,000
Net increase (decrease) in certificates of deposit	(16,107,000)	9,131,000	7,970,000
Net increase (decrease) in securities sold under repurchase agreements and other short-term borrowings	8,779,000	(21,731,000)	29,162,000
Proceeds from Federal Home Loan Bank advances	46,735,000	9,000,000	12,300,000
Cash paid on Federal Home Loan Bank advances	(40,735,000)	(10,000,000)	-0-
Proceeds from exercise of stock options and shares issued under LNBB Direct Stock Purchase and Dividend Reinvestment Plan	348,000	25,000	87,000
Dividends paid	(4,337,000)	(4,086,000)	(3,794,000)
Net Cash Provided by Financing Activities	32,966,000	12,468,000	50,738,000
Net Increase (Decrease) in Cash and Cash Equivalents	6,369,000	(12,207,000)	4,542,000
Cash and Cash Equivalents at Beginning of Year	25,136,000	37,343,000	32,801,000
Cash and Cash Equivalents at End of Year	$ 31,505,000	$ 25,136,000	$ 37,343,000
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net Income	$ 8,565,000	$ 8,430,000	$ 7,641,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,625,000	1,667,000	1,612,000
Amortization of intangible assets	377,000	398,000	421,000
Amortization of deferred loan fees and costs, net	72,000	312,000	(140,000)
Provision for loan losses	2,200,000	1,700,000	2,000,000
Decrease (increase) in accrued interest receivable	898,000	(637,000)	(372,000)
Others, net	(1,105,000)	1,080,000	52,000
Net Cash Provided by Operating Activities	$ 12,632,000	$ 12,950,000	$ 11,214,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1998	$4,223,000	$22,602,000	$24,210,000	$ 541,000	$(2,900,000)	$48,676,000
Comprehensive income:						
Net income	-0-	-0-	7,641,000	-0-	-0-	7,641,000
Change in unrealized loss on securities available for sale, net of tax	-0-	-0-	-0-	(1,557,000)	-0-	(1,557,000)
Total comprehensive income						6,084,000
Cash dividends declared, $.88 per share	-0-	-0-	(3,794,000)	-0-	-0-	(3,794,000)
Issuance of 4,586 shares of common stock under stock option plans	4,000	83,000	-0-	-0-	-0-	87,000
Balance at December 31, 1999	$4,227,000	$22,685,000	$28,057,000	$ (1,016,000)	$(2,900,000)	$51,053,000
Comprehensive income:						
Net income	-0-	-0-	8,430,000	-0-	-0-	8,430,000
Change in unrealized gain on securities available for sale, net of tax	-0-	-0-	-0-	1,208,000	-0-	1,208,000
Total comprehensive income						9,638,000
Cash dividends declared, $.98 per share	-0-	-0-	(4,191,000)	-0-	-0-	(4,191,000)
Issuance of 1,324 shares of common stock under stock option plans	2,000	23,000	-0-	-0-	-0-	25,000
Market value of stock issued in payment of 2% stock dividend, 84,562 shares	84,000	1,628,000	(1,712,000)	-0-	-0-	-0-
Balance at December 31, 2000	$4,313,000	$24,336,000	$30,584,000	$ 192,000	$ (2,900,000)	$56,525,000
Comprehensive income:						
Net income	**-0-**	**-0-**	**8,565,000**	**-0-**	**-0-**	**8,565,000**
Change in unrealized gain on securities available for sale, net of tax	**-0-**	**-0-**	**-0-**	**1,065,000**	**-0-**	**1,065,000**
Total comprehensive income						**9,630,000**
Cash dividends declared, $1.02 per share	**-0-**	**-0-**	**(4,365,000)**	**-0-**	**-0-**	**(4,365,000)**
Issuance of 9,431 shares of common stock under stock option plans	**10,000**	**123,000**	**-0-**	**-0-**	**-0-**	**133,000**
Issuance of 10,835 shares of common stock under LNBB Direct Stock Purchase and Dividend Reinvestment Plan	**11,000**	**204,000**	**-0-**	**-0-**	**-0-**	**215,000**
Market value of stock issued in payment of 2% stock dividend, 84,225 shares	**84,000**	**1,575,000**	**(1,659,000)**	**-0-**	**-0-**	**-0-**
Balance at December 31, 2001	**$ 4,418,000**	**$ 26,238,000**	**$ 33,125,000**	**$ 1,257,000**	**$ (2,900,000)**	**$ 62,138,000**

See accompanying notes to consolidated financial statements.
All share and per share data has been adjusted to reflect the 2 percent stock dividend in 2001.

Disclosure of Reclassification Amount:
The following discloses the reclassification adjustments for Accumulated Other Comprehensive Income:

Years ended December 31,	**2001**	2000	1999
Unrealized holding gains (losses) arising during the year, net of tax	**$ 1,230,000**	$ 1,208,000	$ (1,557,000)
Reclassification adjustment for gains included in net income, net of tax of $85,000, $0, and $0, for 2001, 2000 and 1999, respectively	**165,000**	-0-	-0-
Change in unrealized gain (loss) on securities available for sale, net of tax	**$ 1,065,000**	$ 1,208,000	$ (1,557,000)

December 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies:

(a) Principles of Consolidation:
The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the Parent Company) and its wholly owned subsidiaries, The Lorain National Bank (the Bank) and Charleston Insurance Agency, Inc. Charleston Title Agency, LLC., a 49% owned subsidiary, is accounted for under the equity method. The term "the Corporation" refers to LNB Bancorp, Inc. and its wholly owned subsidiaries, The Lorain National Bank and Charleston Insurance Agency, Inc., and a 49% interest in Charleston Title Agency, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Use of Estimates in the Preparation of Financial Statements:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of Management's estimates and assumptions include the reserve for loan losses, the realization of deferred tax assets, fair values of certain securities, the determination and carrying value of impaired loans, the carrying value of loans available for sale, the carrying value of other real estate, depreciation of premises and equipment, the projected benefit obligation, the actuarial present value of pension benefit obligations, net periodic pension expense and accrued pension costs recognized in the Corporation's financial statements. Estimates that are more susceptible to change in the near term include the reserve for loan losses and the fair value of certain securities.

(c) Industry Segment Information:
The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and branches located throughout Lorain, eastern Erie and western Cuyahoga Counties of Ohio. This market provides the source for substantially all of the Bank's deposit, loan and trust activities and title insurance and insurance activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

(d) Cash and Cash Equivalents:
For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

(e) Securities:
Debt securities are classified as held to maturity, trading, or available for sale. Securities which are classified as being held to maturity are stated at amortized cost based on the Corporation's intent and ability to hold until maturity. Securities are adjusted for amortization of premiums and accretion of discounts using the interest method. Securities available for sale are carried at fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income, net of tax. Securities classified as trading are carried at fair value with unrealized gains and losses included in earnings. Gains or losses on dispositions are based on net proceeds and the carrying value of securities sold, using the specific identification method. A decline in fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in establishment of a new cost basis for the security.

(f) Loans Available for Sale:
The Bank has identified certain mortgage and commercial loans which may be sold prior to maturity. These loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan available for sale. Net unrealized losses are recognized in a valuation allowance and by charges to income.

(g) Reserve for Loan Losses:
Because some loans may not be repaid in full, a reserve for loan losses is recorded. This reserve is increased by provisions charged to earnings and is reduced by loan charge-offs, net of recoveries. Estimating the risk of loss on any loan is necessarily subjective. Accordingly, the reserve is maintained by Management at a level considered adequate to cover probable loan losses inherent in the loan portfolio that are currently anticipated based on Management's evaluation of several key factors including information about specific borrower situations, their financial position and collateral values, current economic conditions, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. The reserve for loan losses is based on estimates using currently available information, and ultimate losses may vary from current estimates due to changes in circumstances. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. While Management may periodically allocate portions of the reserve for specific problem situations, the entire reserve is available for any charge-offs that may occur. Charge-offs are made against the reserve for loan losses when Management concludes that it is probable that all or a portion of a loan is uncollectible. After a loan is charged-off, collection efforts continue and future recoveries may occur.

(1) Summary of Significant Accounting Policies (continued):
A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of the expected future cash flows discounted at the loans initial effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. If the loan valuation is less than the recorded investment in the loan, an impairment reserve is established for the difference. The impairment reserve is established by either an allocation of the reserve for loan losses or by a provision for loan losses, depending upon the adequacy of the reserve for loan losses. The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the reserve for loan losses under current economic conditions and such other factors which, in Management's judgment, deserve current recognition.

(h) Bank Premises and Equipment:
Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

(i) Intangible Assets:
Intangible assets arise from branch acquisitions and include Goodwill and Core Deposit Intangibles. Goodwill is the excess of purchase price over identified net assets in branch acquisitions. Core Deposit Intangibles represent the value of depositor relationships purchased. Goodwill is being amortized using the straight-line method over a period of fifteen years. Core Deposit Intangibles are being amortized using an accelerated method over a period of ten years. Goodwill and Core Deposit Intangibles are reviewed for possible impairment, for events or changes in circumstances that indicate the carrying amount of the asset may not be recoverable, and written down if necessary.

(j) Foreclosed Assets:
Foreclosed assets represents properties acquired through customer loan default. The real estate and other tangible assets acquired through foreclosure are carried as Foreclosed assets on the Balance Sheet at fair value, net of estimated costs to sell, not to exceed the cost of property acquired through foreclosure.

(k) Additional Capital and Retained Earnings:
The additional capital account includes amounts received in excess of par value of common stock sold and amounts voluntarily transferred from retained earnings. In the case of stock dividends, the Corporation transfers the market value of shares issued from retained earnings to the common stock and additional capital accounts.

(l) Interest and Fees on Loans:
Interest income on loans is accrued on the principal balances of loans outstanding on a "simple interest" basis. The Bank's policy is to cease accruing interest on any loans where the principal and/or interest is past due for 90 days or more, unless the loan is both well secured and in the process of collection. Loan origination fees and certain direct origination costs are deferred and amortized over the contractual lives of the related loans using the interest method.

(m) Investment and Trust Services Division's Assets and Income:
Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the accompanying financial statements, as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

(n) Interest on Deposit Accounts:
Interest on deposit accounts is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

(o) Income Taxes:
The Corporation and its wholly owned subsidiaries file a consolidated Federal income tax return. The provision for income taxes is based upon income in the financial statements, rather than amounts reported on the Corporation's income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(p) Reclassifications:
Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation.

(q) Employee Stock Ownership Plan and 401(k) Profit Sharing Plan and Trust:
These two qualified defined contribution plans are accounted for under the provisions of Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions" and under the provisions of Statement of Position 93-6 "Employers Accounting for Employee Stock Ownership Plans", as applicable.

(r) Retirement Pension Plan:
The qualified defined benefit pension plan is accounted for under the provisions of Statement of Financial Accounting Standards No. 87 "Employers Accounting for Pensions".

(s) Reporting Comprehensive Income:
Effective January 1, 1999, the Corporation adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This Statement requires companies to report all items that are recognized as components of comprehensive income under accounting standards. As required, the Corporation displays the accumulated balance of other comprehensive income as a separate component of shareholders' equity.

(2) Earnings Per Share:

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options outstanding during the year. The weighted average number of shares outstanding and the earnings per share during each year presented has been adjusted to reflect a two percent stock dividend in 2001. Basic and diluted earnings per share is calculated as follows:

For the Years ended December 31,	**2001**	2000	1999
Weighted average shares outstanding used in Basic Earnings Per Share calculation	**4,298,596**	4,294,748	4,289,745
Dilutive effect of incentive stock options	**1,312**	4,168	6,761
Weighted average shares outstanding used in Diluted Earnings Per Share calculation	**4,299,908**	4,298,916	4,296,506
Net Income	**$ 8,565,000**	$ 8,430,000	$ 7,641,000
Basic Earnings Per Share	**$ 1.99**	$ 1.96	$ 1.78
Diluted Earnings Per Share	**$ 1.99**	$ 1.96	$ 1.78

(3) Cash and Due from Banks:

In order to meet deposit reserve requirements, the Bank is required to maintain cash on hand and reserve balances at the Federal Reserve Bank. Cash and due from banks included approximately $10,076,000 and $9,466,000 at December 31, 2001 and 2000, respectively, to meet these deposit reserve requirements.

The average balances maintained in cash on hand and in reserve balances at the Federal Reserve Bank to meet deposit reserve requirements approximated $10,078,000 and $8,965,000, during 2001 and 2000, respectively.

(4) Intangible Assets:

The Corporation accounts for intangible assets under the provisions of Statement of Financial Accounting Standard No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions". The following intangible assets and related amortization arising from a 1997 branch acquisition and included in the accompanying consolidated financial statements are summarized as follows at December 31, net of accumulated amortization:

	2001	2000
Goodwill	**$ 2,827,000**	$ 3,091,000
Core deposit intangible	**643,000**	756,000
Total intangible assets	**$ 3,470,000**	$ 3,847,000

Amortization expense for intangible assets totaled $377,000, $398,000 and $421,000 in 2001, 2000 and 1999, respectively.

(5) Securities:

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2001 and 2000 follow:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Treasury securities	$ 1,080,000	$ 5,000	$ -0-	$ 1,085,000
U.S. Government agencies and corporations	103,308,000	1,907,000	(130,000)	105,085,000
States and political subdivisions	7,245,000	51,000	(36,000)	7,260,000
Equity securities	4,096,000	102,000	-0-	4,198,000
Total securities available for sale	115,729,000	2,065,000	(166,000)	117,628,000
Securities held to maturity:				
U.S. Government agencies and corporations	13,386,000	265,000	-0-	13,651,000
States and political subdivisions	3,805,000	92,000	(63,000)	3,834,000
Total securities held to maturity	17,191,000	357,000	(63,000)	17,485,000
Federal Home Loan Bank and Federal Reserve Bank stock	3,582,000	-0-	-0-	3,582,000
Total securities	$ 136,502,000	$ 2,422,000	$ 229,000	$ 138,695,000
December 31, 2000				
Securities available for sale:				
U.S. Treasury securities	$ 2,079,000	$ 12,000	$ (1,000)	$ 2,090,000
U.S. Government agencies and corporations	76,051,000	302,000	(220,000)	76,133,000
Equity securities	1,096,000	199,000	-0-	1,295,000
Total securities available for sale	79,226,000	513,000	(221,000)	79,518,000
Securities held to maturity:				
U.S. Government agencies and corporations	39,566,000	5,000	(449,000)	39,122,000
States and political subdivisions	4,865,000	63,000	(68,000)	4,860,000
Total securities held to maturity	44,431,000	68,000	(517,000)	43,982,000
Federal Home Loan Bank and Federal Reserve Bank stock	3,152,000	-0-	-0-	3,152,000
Total securities	$ 126,809,000	$ 581,000	$ (738,000)	$ 126,652,000

The amortized cost, fair values and yields of debt securities by contractual maturity date at December 31, 2001 follow:

December 31, 2001	Amortized Cost	Fair Value	Fully-Tax Equivalent Yield
Securities available for sale:			
Due within 1 year	$ 10,558,000	$ 10,774,000	5.85%
After 1 but within 5 years	57,449,000	58,785,000	5.32
After 5 but within 10 years	14,168,000	14,352,000	6.05
After 10 years	33,554,000	33,717,000	5.42
Total securities available for sale	115,729,000	117,628,000	5.49
Securities held to maturity:			
Due within 1 year	702,000	709,000	7.13
After 1 but within 5 years	7,493,000	7,630,000	5.90
After 5 but within 10 years	6,445,000	6,593,000	5.52
After 10 years	2,551,000	2,553,000	7.74
Total securities held to maturity	17,191,000	17,485,000	6.09
Total securities	$ 132,920,000	$ 135,113,000	5.57%

There were no sales of securities in 1999 or 2000. During 2001, proceeds from the sale of securities were $32,842,000 resulting in gross realized gains of $250,000. All other redemptions during these three years were in the form of proceeds at maturity or calls by the issuers of debt. The carrying value of securities pledged to secure trust, public deposits, securities sold under repurchase agreements, line of credit, and for other purposes required by law amounted to $112,937,000 and $112,173,000 at December 31, 2001 and 2000, respectively. The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments. The securities portfolio contained approximately $3,017,000 and $2,261,000 in non-rated securities of states and political subdivisions at December 31, 2001 and 2000, respectively. Based upon yield, term to maturity and market risk, the valuation service estimated the fair value of these securities to be $3,035,000 and $2,288,000 at December 31, 2001 and 2000, respectively. The majority of these non-rated securities are short-term debt issues of local political subdivisions. Management has reviewed these non-rated securities and has determined that there is no impairment to their value as of December 31, 2001 and 2000.

(6) Transactions With Related Parties:

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made with substantially the same terms and conditions as transactions with non-related parties. An analysis of loans outstanding to related parties follows:

Years ended December 31,	2001	2000
Aggregate amount beginning of year	**$ 14,160,000**	$ 11,434,000
Additions (deductions):		
New loans	**3,899,000**	3,805,000
Repayments	**(1,705,000)**	(1,418,000)
Changes in directors and officers and/or their affiliations, net	**69,000**	339,000
Aggregate amount end of year	**$ 16,423,000**	$ 14,160,000

(7) Loans and Reserve for Loan Losses:

Loan balances at December 31, 2001 and 2000 are summarized as follows:

December 31,	2001	2000
Real estate loans (includes loans secured primarily by real estate only):		
Construction and land development	**$ 38,045,000**	$ 36,030,000
One to four family residential	**201,080,000**	199,869,000
Multi-family residential	**3,930,000**	7,829,000
Non-farm non-residential properties	**142,248,000**	109,536,000
Commercial and industrial loans	**43,220,000**	39,609,000
Personal loans to individuals:		
Auto, single payment and installment	**43,705,000**	52,462,000
Credit card and related plans	**4,862,000**	5,216,000
Obligations of states and political subdivisions	**-0-**	196,000
All other loans	**398,000**	393,000
Total Loans	**477,488,000**	451,140,000
Reserve for loan losses	**(5,890,000)**	(5,250,000)
Net Loans	**$ 471,598,000**	$ 445,890,000

Activity in the reserve for loan losses for 2001, 2000 and 1999 is summarized as follows:

Years ended December 31,	2001	2000	1999
Balance at beginning of year	**$ 5,250,000**	$ 4,667,000	$ 3,483,000
Provision for loan losses	**2,200,000**	1,700,000	2,000,000
Loans charged-off	**(1,739,000)**	(1,333,000)	(1,050,000)
Recoveries on loans previously charged-off	**179,000**	216,000	234,000
Balance at End of Year	**$ 5,890,000**	$ 5,250,000	$ 4,667,000

At December 31, 2001 and 2000, $8,868,000 and $9,008,000 respectively, of commercial loans were available for sale in the secondary market. At December 31, 2001 and 2000 the market value of commercial loans available for sale equaled or exceeded its carrying value. At December 31, 2001 and 2000, $3,591,000 and $122,000, respectively of mortgage loans were available for sale in the secondary market. At December 31, 2001, the market value of mortgage loans available for sale was less than its carrying value and was written down by $32,000. At December 31, 2000, the market value of mortgage loans available for sale equaled or exceeded their carrying value. At December 31, 2001, the Bank had no firm commitments for the sale of mortgage loans.

Information regarding impaired loans is as follows:

Years ended December 31,	2001	2000	1999
Year-end impaired loans with no allowance for loan losses specifically allocated	**$ 3,977,000**	$ 1,109,000	$ -0-
Year-end impaired loans with allowance for loan losses specifically allocated	**7,664,000**	3,918,000	2,232,000
Amount of the allowance allocated	**1,909,000**	847,000	190,000
Average of impaired loans during the year	**978,000**	1,230,000	2,925,000
Interest income recognized during impairment	**60,000**	72,000	283,000
Cash-basis interest income recognized	**-0-**	-0-	-0-

(8) *Bank Premises, Equipment and Leases:*

Bank premises and equipment are summarized as follows:

December 31,	**2001**	2000
Land	**$ 1,896,000**	$ 1,896,000
Buildings	**9,338,000**	9,243,000
Equipment	**15,769,000**	16,750,000
Leasehold improvements	**688,000**	688,000
Total Costs	**27,691,000**	28,577,000
Less accumulated depreciation and amortization	**17,171,000**	17,326,000
Total	**$ 10,520,000**	$ 11,251,000

Depreciation and amortization of Bank premises and equipment charged to noninterest expenses amounted to $1,368,000 in 2001, $1,440,000 in 2000 and $1,407,000 in 1999. Amortization of purchased software charged to noninterest expenses amounted to $257,000 in 2001, $227,000 in 2000 and $205,000 in 1999.

At December 31, 2001, the Bank was obligated to pay rental commitments under noncancelable operating leases on branch offices and certain equipment as follows:

Year ending December 31,	Branch Offices	Equipment
2002	**$ 195,000**	**$ 5,000**
2003	**179,000**	**5,000**
2004	**67,000**	**5,000**
2005	**52,000**	**5,000**
2006	**41,000**	**5,000**
2007 and thereafter	**45,000**	**-0-**
Total	**$ 579,000**	**$ 25,000**

Rentals paid under leases on branch offices and equipment, respectively, amounted to $241,000 and $5,000 in 2001, $265,000 and $4,000 in 2000 and $265,000 and $10,000 in 1999.

(9) Deposits:

Deposit balances at December 31, 2001 and 2000 are summarized as follows:

December 31,	**2001**	2000
Demand and other noninterest-bearing deposits:		
Individuals, partnerships and corporations	**$ 77,991,000**	$ 72,956,000
U.S. Government	**133,000**	144,000
States and political subdivisions	**4,318,000**	5,458,000
Certified, official, travelers checks and other	**5,046,000**	4,535,000
Total demand and other noninterest-bearing deposits	**87,488,000**	83,093,000
Savings and passbook accounts:		
Individuals and non-profit organizations	**209,265,000**	190,570,000
Corporations and profit organizations	**44,241,000**	29,048,000
Total savings and passbook accounts	**253,506,000**	219,618,000
Certificates of deposit:		
Individuals, partnerships and corporations	**154,679,000**	169,544,000
States and political subdivisions	**22,594,000**	23,836,000
Total certificates of deposit	**177,273,000**	193,380,000
Total Deposits	**$ 518,267,000**	$ 496,091,000

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to $40,690,000 and $42,238,000 at December 31, 2001 and 2000, respectively.

The maturity distribution of certificates of deposit as of December 31, 2001 and 2000 follows:

	Within 3 Months	After 3 Months But Within 6 Months	After 6 Months But Within 1 Year	After 1 Year But Within 2 Years	After 2 Years But Within 5 Years	Total
December 31, 2001	**$ 51,135,000**	**$ 33,740,000**	**$ 36,387,000**	**$ 37,084,000**	**$ 18,927,000**	**$ 177,273,000**
December 31, 2000	$ 64,404,000	$ 33,470,000	$ 51,909,000	$ 32,463,000	$ 11,134,000	$ 193,380,000

(10) Securities Sold Under Repurchase Agreements and Other Short-Term Borrowings:
Information relating to short-term borrowings for the years ended December 31, 2001, 2000 and 1999 follows:

December 31,	**2001**	2000	1999
Securities sold under repurchase agreements and other short-term borrowings			
At December 31:			
Outstanding	**$ 48,170,000**	$ 39,391,000	$ 52,122,000
Interest rate	**2.01%**	5.41%	4.48%
Average for the year:			
Outstanding	**$ 32,989,000**	$ 33,734,000	$ 28,892,000
Interest rate	**3.36%**	5.56%	4.27%
Maximum month-end outstanding	**$ 48,170,000**	$ 42,378,000	$ 52,122,000

The Bank maintains a $40,000,000 line of credit with the FHLB which matures on August 2, 2002. At December 31, 2001, the Bank borrowed $19,000,000 under this line of credit while having credit available in the amount of $21,000,000.

The Bank maintains a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of the line of credit varies on a monthly basis. The level of the line is equal to 85% of the balances of qualified home equity loans that are pledged as collateral for the line. At December 31, 2001 the Bank had pledged approximately $35,335,000 resulting in an available line of credit of approximately $30,000,000. The Bank has not made a draw against this line of credit since December of 1999.

(11) Federal Home Loan Bank Advances,
Short-Term:
Information relating to short-term Federal Home Loan Bank advances for the years ended December 31, 2001, 2000 and 1999 follows:

December 31,	**2001**	2000	1999
Federal Home Loan Bank advances, short-term			
At December 31:			
Outstanding	**$ 10,750,000**	$ 16,095,000	$ 15,000,000
Interest rate	**4.27 - 6.31%**	4.88 - 6.85%	4.76 - 5.53%
Average for the year:			
Outstanding	**$ 24,077,000**	$ 8,941,000	$ 6,693,000
Interest rate	**4.88%**	5.16%	5.45%
Maximum month-end outstanding	**$ 27,485,000**	$ 16,095,000	$ 15,000,000

Long-Term:
Lorain National Bank is a voluntary member of the Federal Home Loan Bank of Cincinnati (FHLB). Long-term advances from the FHLB with maturities and fixed interest rates thereon at December 31, 2001 and 2000 are as follows:

Maturity	Interest Rate	**2001**	2000
2002	4.27 – 6.31%	**$ -0-**	$ 8,250,000
2003	3.16 – 4.95%	**19,595,000**	-0-
Total		**$19,595,000**	$ 8,250,000

At December 31, 2001, pledged as collateral for FHLB advances were all of the shares of FHLB stock owned by the Bank, and qualified mortgage loans totaling $66,616,000. At December 31, 2001, Lorain National Bank was approved for $66,360,000 of FHLB advances. The Bank is required to own FHLB stock equal to 5% of the FHLB advances outstanding and owned $3,318,000 at December 31, 2001. At December 31, 2001, the amount of credit available to the Bank from the FHLB was $17,015,000. The Bank is eligible to purchase additional FHLB stock, if needed, and thereby increase the amount of credit available.

(12) Income Taxes:

The annual provision for income taxes consists of the following:

Years ended December 31,	**2001**	2000	1999
Income Taxes			
Federal Current Expense	**$ 4,361,000**	$ 4,743,000	$ 4,448,000
Federal Deferred (Benefit)	**(313,000)**	(348,000)	(627,000)
State Current Expense	**-0-**	5,000	21,000
Total Income Taxes	**$ 4,048,000**	$ 4,400,000	$ 3,842,000

The following presents a reconciliation of the total income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 35 percent to income before income taxes.

Years ended December 31,	**2001**	2000	1999
Computed "expected" tax expense	**$ 4,414,000**	$ 4,491,000	$ 4,019,000
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of states and political subdivisions	**(139,000)**	(82,000)	(76,000)
State income taxes net of Federal benefit	**-0-**	3,000	14,000
Other, net	**(227,000)**	(12,000)	(115,000)
Total Income Taxes	**$ 4,048,000**	$ 4,400,000	$ 3,842,000

Net deferred Federal tax assets are included in Other Assets on the Consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

December 31,	**2001**	2000
Deferred Federal tax assets:		
Reserve for loan losses	**$ 2,003,000**	$ 1,608,000
Deferred compensation	**352,000**	288,000
Accrued vacation payable	**167,000**	159,000
Intangible asset amortization	**89,000**	80,000
Accrued pension payable	**34,000**	88,000
Other, net	**39,000**	20,000
Total deferred Federal tax assets	**2,684,000**	2,243,000
Deferred Federal tax liabilities:		
Bank premises and equipment depreciation	**(344,000)**	(315,000)
FHLB stock dividends	**(297,000)**	(227,000)
Unrealized gain on securities available for sale	**(646,000)**	(99,000)
Accrued loan fees and costs	**(141,000)**	(122,000)
Deferred charges	**(89,000)**	(79,000)
Total deferred Federal tax liabilities	**(1,517,000)**	(842,000)
Net Deferred Federal Tax Assets	**$ 1,167,000**	$ 1,401,000

(13) Shareholders' Equity:

Preferred Stock:

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. As of December 31, 2001, no such stock had been issued. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may be issued with conversion rights to common stock and may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 750,000 Series A Voting Preferred Shares none of which have been issued.

Common Stock:

The Corporation is authorized to issue up to 15,000,000 shares of common stock. Common shares outstanding were 4,317,558 and 4,213,047 at December 31, 2001, and December 31, 2000, respectively.

The Board of Directors of LNB Bancorp, Inc. declared a two percent stock dividend, paid on July 2, 2001, to shareholders of record on June 12, 2001. The two percent stock dividend increased LNB Bancorp Inc.'s. common stock outstanding by 84,225 shares. Cash was issued in lieu of fractional shares.

The Board of Directors of LNB Bancorp, Inc. declared a two percent stock dividend, paid on July 1, 2000, to shareholders of record on June 12, 2000. The two percent stock dividend increased LNB Bancorp Inc.'s. common stock outstanding by 84,562 shares. Cash was issued in lieu of fractional shares.

Common Stock Repurchase Plan and Treasury Stock:

On May 20, 1997, the Board of Directors authorized the repurchase of up to 100,000 shares of common stock. The repurchased shares will be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other Corporate purposes. At December 31, 2001 and at December 31, 2000, LNB Bancorp, Inc. held 100,000 shares of common stock as Treasury Stock under this plan for a total cost of $2,900,000. During 2001, 2000 and 1999, no shares were issued out of Treasury Stock.

Shareholder Rights Plan:

On October 24, 2000, the Board of Directors of LNB Bancorp, Inc. adopted a Shareholder Rights Plan. The rights plan is designed to prevent a potential acquirer from exceeding a prescribed ownership level in LNB Bancorp, Inc., other than in the context of a negotiated acquisition involving the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's Common Shares, at 50% of market value. This would likely dramatically dilute the potential acquirer's ownership level and voting power, making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding LNB Bancorp, Inc. Common Share held as of the close of business on November 6, 2000. One Preferred Share Purchase Right will also be distributed for each Common Share issued after November 6, 2000. Each right entitles the registered holder to purchase from LNB Bancorp, Inc. Units of a new series of Voting Preferred Shares, no par value, at 50 percent of market value, if a person or group acquires 15 percent or more of LNB Bancorp, Inc.'s Common Shares. Each Unit of the new Preferred Shares has terms designed to make it the economic equivalent of one Common Share. A complete description of the distribution, exercise, and the terms of the rights are set forth in a Shareholder Rights Agreement dated October 24, 2000 between LNB Bancorp, Inc. and Registrar and Transfer Company as Rights Agent. The Shareholder Rights Agreement was filed with the Securities and Exchange Commission in a Form 8-A Filing on November 6, 2000.

Dividends:

Total cash dividends declared per share for 2001 increased $.04 or four percent, to $1.02 per share, up from $.98 per share in 2000. Total cash dividends declared in 2001, including the $.02 EXTRA dividend declared by the Board of Directors in November, rose to $4,365,000. In each of the last 14 years, the Board of Directors has approved an increase in the regular cash dividend, with the 2001 dividend representing a 211% increase from 1991 when $1,404,000 in total cash dividends were declared.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan:

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for LNB Bancorp, Inc. common stock. The Corporation issued 10,835 shares pursuant to the Plan in 2001 while 37,667 shares were purchased in the open market at the current market price. During 2000, stock for the former Plan was purchased in the open market at the current market price.

Dividend Restrictions:

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency. These restrictions generally limit dividends to the current and prior two years' retained earnings. At December 31, 2001, approximately $11,900,000 of the Bank's retained earnings were available for dividends to the Corporation. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. These restrictions do not presently limit the Corporation from paying normal dividends.

(14) Regulatory Capital:
The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to an array of banking, Federal Deposit Insurance Corporation, U.S. Federal, and State of Ohio laws and regulations, including the FDIC Improvement Act. The FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized". These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized." To be considered "well capitalized", an institution must generally have a leverage capital ratio of at least 5 percent, a Tier I risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent.

The Corporation continued to maintain a strong capital position during 2001. Total capital (Tier 1 and Tier 2) amounted to $63.3 million at December 31, 2001, representing 13.17% of net risk-adjusted assets compared with $57.6 million and 13.06%, respectively, at December 31, 2000. Tier 1 capital of $57.4 million at year-end 2001 represented 11.95% of risk weighted assets, compared with $52.5 million and 11.88% at year-end 2000.

At December 31, 2001 and 2000, the capital ratios for the Corporation and its wholly owned subsidiary, Lorain National Bank, exceeded the above ratios required to be "well capitalized". The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification, with an examination date of February 26, 2001, categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that Management believes have changed the Bank's category.

Analysis of Lorain National Bank and LNB Bancorp, Inc.'s Regulatory Capital and Regulatory Capital Requirements

December 31,	Actual		Minimum Required To Be Well Capitalized		Minimum Required Capital	
(amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001 Total capital (to risk weighted assets)						
Consolidated	**$ 63,252**	**13.17%**	**$ 48,018**	**10.00%**	**$ 38,414**	**8.00%**
Bank	**$ 59,571**	**12.42%**	**$ 47,935**	**10.00%**	**$ 38,348**	**8.00%**
2001 Tier 1 capital (to risk weighted assets)						
Consolidated	**$ 57,362**	**11.95%**	**$ 28,811**	**6.00%**	**$ 19,207**	**4.00%**
Bank	**$ 49,681**	**10.36%**	**$ 28,761**	**6.00%**	**$ 19,174**	**4.00%**
2001 Tier 1 capital (to average assets)						
Consolidated	**$ 57,362**	**9.08%**	**$ 31,575**	**5.00%**	**$ 25,260**	**4.00%**
Bank	**$ 49,681**	**7.88%**	**$ 31,541**	**5.00%**	**$ 25,232**	**4.00%**
2000 Total capital (to risk weighted assets)						
Consolidated	$ 57,637	13.06%	$ 44,194	10.0%	$ 35,355	8.0%
Bank	$ 54,464	12.34%	$ 44,127	10.0%	$ 35,302	8.0%
2000 Tier 1 capital (to risk weighted assets)						
Consolidated	$ 52,486	11.88%	$ 26,516	6.0%	$ 17,677	4.0%
Bank	$ 45,214	10.24%	$ 26,476	6.0%	$ 17,651	4.0%
2000 Tier 1 capital (to average assets)						
Consolidated	$ 52,486	8.68%	$ 30,183	5.0%	$ 24,146	4.0%
Bank	$ 45,214	7.50%	$ 30,156	5.0%	$ 24,125	4.0%

(15) Parent Company:
Substantially all of the retained earnings of the Corporation represent undistributed net income of its subsidiary. Condensed financial information of LNB Bancorp, Inc. (Parent Company only) is as follows:

Condensed Balance Sheets

December 31,	**2001**	2000
Assets:		
Cash	**$ 1,245,000**	$ 1,177,000
Short-term investments	**3,488,000**	3,125,000
Investment in subsidiaries at equity in underlying value of its net assets	**54,464,000**	49,263,000
Securities available for sale	**152,000**	88,000
Note receivable - subsidiary (6.80% due 1/1/2007)	**4,000,000**	4,000,000
Other assets	**15,000**	25,000
Total assets	**$ 63,364,000**	$57,678,000
Liabilities and Shareholders' Equity:		
Liabilities	**$ 1,226,000**	$ 1,153,000
Shareholders' equity	**62,138,000**	56,525,000
Total liabilities and shareholders' equity	**$ 63,364,000**	$57,678,000

Condensed Statements of Income

Years ended December 31,	**2001**	2000	1999
Income:			
Cash dividends from subsidiary	**$ 4,365,000**	$ 4,191,000	$ 3,794,000
Interest and other income	**466,000**	445,000	663,000
	4,831,000	4,636,000	4,457,000
Expenses:			
Other expenses	**376,000**	334,000	238,000
Income before income taxes and equity in undistributed net income of subsidiary	**4,455,000**	4,302,000	4,219,000
Income tax expense	**26,000**	55,000	159,000
Equity in undistributed net income of subsidiary	**4,136,000**	4,183,000	3,581,000
Net Income	**$ 8,565,000**	$ 8,430,000	$ 7,641,000

Condensed Statements of Cash Flows

Years ended December 31,	**2001**	2000	1999
Cash Flows from Operating Activities:			
Dividends from subsidiary	**$ 4,365,000**	$ 4,191,000	$ 3,794,000
Other, net	**119,000**	55,000	280,000
Net Cash Provided by Operating Activities	**4,484,000**	4,246,000	4,074,000
Cash Flows from Investing and Financing Activities:			
Purchases of securities available for sale	**(64,000)**	-0-	-0-
Proceeds from subsidiary on note receivable	**-0-**	-0-	4,000,000
Proceeds from exercise of stock options and shares issued under LNBB Direct Stock Purchase and Dividend Reinvestment Plan	**348,000**	25,000	87,000
Dividends paid to subsidiary	**-0-**	-0-	(4,000,000)
Dividends paid to shareholders	**(4,337,000)**	(4,086,000)	(3,794,000)
Net Cash Used in Investing and Financing Activities	**(4,053,000)**	(4,061,000)	(3,707,000)
Net Increase in Cash and Cash Equivalents	**431,000**	185,000	367,000
Cash and Cash Equivalents at Beginning of Year	**4,302,000**	4,117,000	3,750,000
Cash and Cash Equivalents at End of Year	**$ 4,733,000**	$ 4,302,000	$ 4,117,000

(16) Retirement Pension Plan:

The Bank's non-contributory defined benefit pension plan covers substantially all of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Bank's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs. At December 31, 2001, approximately 59% of plan assets were invested in corporate equities and 35% in U.S. Treasury securities, with the remaining in cash equivalents.

The net periodic pension costs charged to other expenses amounted to $313,000 in 2001, $95,000 in 2000 and $33,000 in 1999. At December 31, 2001 there were 237 participants in the plan. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation and Change in Plan Assets and Funded Status including Prepaid (Accrued) Liability for the years ended December 31, 2001, 2000, and 1999.

Years ended December 31,	**2001**	2000	1999
Change in projected benefit obligation:			
Projected benefit obligation at beginning of year	**$ (10,100,000)**	$ (9,672,000)	$ (9,064,000)
Service cost	**(531,000)**	(474,000)	(408,000)
Interest cost	**(636,000)**	(571,000)	(553,000)
Actuarial gain (loss)	**22,000**	(399,000)	2,000
Benefits paid	**395,000**	1,016,000	351,000
Projected benefit obligation at end of year	**$ (10,850,000)**	$ (10,100,000)	$ (9,672,000)
Change in plan assets:			
Fair value of plan assets at beginning of year	**$ 10,101,000**	$ 11,704,000	$ 10,659,000
Actual return (loss) on plan assets	**(512,000)**	(587,000)	1,396,000
Employer contributions	**471,000**	-0-	-0-
Benefits paid	**(395,000)**	(1,016,000)	(351,000)
Fair value of plan assets at end of year	**$ 9,665,000**	$ 10,101,000	$ 11,704,000
Funded status	**$ (1,185,000)**	$ 1,000	$ 2,032,000
Unrecognized net gain subsequent to transition	**1,207,000**	(103,000)	(2,006,000)
Unamortized prior service cost	**(122,000)**	(156,000)	(190,000)
Accrued Liability	**$ (100,000)**	$ (258,000)	$ (164,000)

Net Periodic Pension Cost consisted of the following:

Years ended December 31,	**2001**	2000	1999
Service cost	**$ 531,000**	$ 474,000	$ 408,000
Interest cost on projected benefit obligation	**636,000**	571,000	553,000
Expected return on plan assets	**(819,000)**	(873,000)	(838,000)
Amortization of transition net asset	**-0-**	-0-	(25,000)
Amortization of unrecognized prior service liability	**(35,000)**	(35,000)	(35,000)
Recognized actuarial (gain) or loss	**-0-**	(42,000)	(30,000)
Net periodic pension cost	**$ 313,000**	$ 95,000	$ 33,000
The principal actuarial assumptions used follows:			
Weighted average discount rate	**6.00%**	6.00%	5.95%
Expected long-term rate of return on plan assets	**7.88%**	8.00%	8.00%
Assumed rate of future compensation increases	**5.00%**	5.25%	5.00%

(17) Stock Option Plan:

The Corporation sponsors four nonqualified incentive stock option agreements and two qualified stock option plans. In 2001, the Corporation entered into one nonqualified incentive stock option agreement. Under the nonqualified incentive stock option agreements, 10,000 shares were granted in 2001. The incentive stock options must be exercised within 10 years from grant date and with 100% vesting from grant date.

The Corporation applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to account for stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. There were no stock options granted or available for granting under any of the Corporation's qualified incentive stock option plans during 2001, 2000 and 1999. SFAS No. 123, "Stock-Based Compensation," allows a company to recognize stock-based compensation using a fair-value based method of accounting if it so elects. The Corporation has elected not to adopt the recognition provisions of SFAS No. 123.

The Corporation's shareholders approved qualified incentive stock option plans on April 6, 1982 and April 16, 1985 for all officers at or above the position of Vice President or equivalent. Under each plan, 50,000 shares of stock were originally reserved. Options were granted at fair market value at the date of the grant and, accordingly, no charges are reflected in salaries and employee benefits expense due to the granting of stock options. The excess of the option price over the par value of the shares purchased through the exercise of stock options is credited to additional capital. Options granted under the plans may not be outstanding for periods exceeding 10 years from date of grant.

There were no new options granted or forfeitures under the qualified stock option plans during the three year period ended December 31, 2001. All stock option shares granted are vested. Stock options exercised under qualified plans were 9,431, 1,324 and 4,586 shares in 2001, 2000 and 1999, respectively.

An analysis of the qualified incentive stock option plans as of December 31, 2001 follows:

Incentive Stock Option Plan Year	1985	1982
Options outstanding:		
Total	**12,299**	**-0-**
Vested	**12,299**	**-0-**
Options available for granting	**-0-**	**-0-**
Exercise price	**$ 18.84**	**$ 14.07**

Qualified and Nonqualified Incentive Stock Option Plans

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**44,158**	**$ 22.63**	32,207	$21.37	26,793	$17.79
Granted	**10,000**	**21.55**	12,500	26.80	10,000	30.00
Exercised	**(9,431)**	**14.07**	(1,324)	18.01	(4,586)	19.28
Stock Dividend	**879**	**19.33**	775	22.63	0	0.00
Outstanding at end of year	**45,606**	**23.73**	44,158	22.63	32,207	21.37
Exercisable at end of year	**45,606**	**23.73**	44,158	22.63	32,207	21.37

Exercise prices for qualified and nonqualified options outstanding as of December 31, 2001, ranged from $18.84 to $28.84. The weighted average remaining contractual life of the nonqualified incentive stock option agreement is 9.1 years. The weighted average remaining contractual life of the 1982 and 1985 incentive stock option plans are 0 and 2 years, respectively.

The fair value of each option granted is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001; risk-free interest rate of 5.03%, dividend yield of 4.80%, volatility factors of the expected market price of LNB Bancorp, Inc.'s common stock of 38.4%; and a weighted average expected option life of 10 years. Weighted average fair value of options granted during 2001 was $6.04.

The fair value of each option granted in 2000 is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000: risk-free interest rate of 5.46% and 6.69%%, dividend yield of 4.00%, volatility factors of the expected market price of LNB Bancorp, Inc.'s common stock of 26.20%; and a weighted average expected option life of 10 years. Weighted average fair value of options granted during 2000 was $4.91 and $2.87.

Had compensation cost for the Corporation's stock-based compensation plans been determined consistent with SFAS No. 123, net income and net income per share would have been as summarized below. Additionally, no stock-based compensation, as defined by the provisions of Statement of Financial Accounting Standards No. 123, "Stock-Based Compensation" was generated under any of the Corporation's stock-based benefit plans during 1999.

Years ended December 31,	**2001**	2000
Pro forma net income	**$ 8,525,000**	$ 8,400,000
Pro forma net income per share: . . .		
Basic	**$ 1.98**	$ 1.96
Diluted	**$ 1.98**	$ 1.95

(18) Employee Stock Ownership Plan:
The Lorain National Bank Employee Stock Ownership Plan (ESOP) is a non-contributory plan that covers substantially all employees. Contributions by the Bank to the ESOP are discretionary and subject to approval by the Board of Directors. Contributions are expensed in the year in which they are approved and totaled $0, $450,000 and $400,000 in 2001, 2000, and 1999, respectively. At December 31, 2001 there were 291 participants in the plan. Under the terms of the ESOP agreement, Corporation common stock is to be the Plan's primary investment.

Transactions by the ESOP, relating to activity in the Corporation's common stock, are summarized below:

Years ended December 31,	**2001**	2000	1999
Cash dividend income . . .	**$ 172,000**	$ 148,000	$ 124,000
Stock dividend shares . .	**3,287**	2,859	-0-
Shares purchased	**22,953**	17,337	7,912
Shares distributed	**2,690**	6,298	990
Year end holdings:			
Shares	**176,484**	152,934	139,036
Market value	**$ 3,816,000**	$3,336,000	$3,059,000
As a percentage of total plan assets .	**97.4%**	91.7%	89.0%

(19) 401(k) Profit Sharing Plan and Trust:
The Bank adopted the Lorain National Bank 401(k) Profit Sharing Plan and Trust (the Plan) effective January 1, 2001. The Plan amended and restated the Lorain National Bank Stock Purchase Plan. The Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. During 2001, the Plan purchased LNB Bancorp, Inc common stock on the open market.

Under provisions of the Plan, a participant can contribute from 1 percent to 6 percent of their compensation to the Plan. The Bank makes a contribution equal to 50 percent of each employee's contribution. The Plan uses the contributions of the Corporation to purchase LNB Bancorp, Inc. common stock. Effective January 1, 2001, the Plan permits the investment of plan assets, contributed by employees, among different funds.

The Bank's 50% matching contributions are expensed in the year in which the associated participant contributions are made and totaled $202,000, $137,000 and $134,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, there were 274 participants in the Plan.

Transactions by the Plan relating to the activity in the Corporation's common stock are summarized below:

Years ended December 31,	**2001**	2000	1999
Cash dividend income . . .	**$ 131,000**	$ 120,000	$ 112,000
Stock dividend shares . . .	**2,509**	2,238	-0-
Shares purchased	**12,543**	19,504	16,046
Shares rolled over	**237**		
Shares distributed/sold . . .	**10,250**	23,463	6,979
Year end holdings:			
Shares	**129,678**	124,639	126,360
Market value	**$ 2,804,000**	$2,719,000	$2,780,000
As a percentage of total plan assets . .	**84.9%**	99.2%	94.4%

(20) Commitments, Credit Risk, and Contingencies:
In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on Management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate commitments.

The Bank's maximum potential obligation to extend credit for financial instruments with off-balance sheet risk follows:

December 31,	**2001**	2000
Commitments to extend credit . . .	**$105,114,000**	$ 91,054,000
Credit card arrangements	**18,718,000**	16,635,000
Standby letters of credit	**1,353,000**	1,356,000
Total	**$125,185,000**	$109,045,000

Most of the Bank's business activity is with customers located within the Bank's defined market area. As of December 31, 2001, the Bank had no significant concentrations of credit risk in its loan portfolio. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

The nature of the Corporation's business results in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and Lorain National Bank, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position.

(21) Estimated Fair Value of Financial Instruments:
The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks and Federal funds sold and short-term investments and Accrued interest, accounts receivable and other financial assets:
For these short-term financial instruments, the carrying value is a reasonable estimate of fair value.

Securities:
The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

Portfolio loans, net and loans available for sale, net:
For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair market value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and NOW accounts, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.

Securities sold under repurchase agreements and other short-term borrowings and Accrued interest payable and other financial liabilities:
For these short-term financial instruments, the carrying value is a reasonable estimate of fair value.

Federal Home Loan Bank advances:
The fair value of these long-term financial instruments is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.

Commitments to extend credit and standby letters of credit:
The difference between the notional amount and the estimated fair value of these commitments is not material.

Limitations:
Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include property, plant, and equipment and deferred tax liabilities. In addition, it is not practicable for the Corporation to estimate the tax ramifications related to the realization of the unrealized gains and losses and they have not been reflected in any of the estimates of fair value. The impact of these tax ramifications can have a significant effect on estimates of fair value.

The estimated fair values of the Corporation's financial instruments at December 31, 2001 and 2000 are summarized as follows:

December 31,	**2001**		2000	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks and Federal funds sold and short-term investments	**$ 31,505,000**	**$ 31,505,000**	$ 25,136,000	$ 25,136,000
Securities	**$ 138,401,000**	**$ 138,695,000**	$ 127,101,000	$ 126,652,000
Portfolio loans, net	**$ 462,730,000**	**$ 464,058,000**	$ 436,882,000	$ 441,250,000
Loans available for sale, net	**$ 8,868,000**	**$ 8,868,000**	$ 9,008,000	$ 9,008,000
Accrued interest, accounts receivable and other financial assets	**$ 7,013,000**	**$ 7,013,000**	$ 7,303,000	$ 7,303,000
Financial liabilities:				
Deposits:				
Demand deposits, savings accounts and money market deposits	**$ 340,994,000**	**$ 340,994,000**	$ 302,711,000	$ 302,711,000
Certificates of deposit	**177,273,000**	**178,774,000**	193,380,000	193,382,000
Total deposits	**$ 518,267,000**	**$ 519,768,000**	$ 496,091,000	$ 496,093,000
Securities sold under repurchase agreements and other short-term borrowings	**$ 48,170,000**	**$ 48,170,000**	$ 39,391,000	$ 39,391,000
Federal Home Loan Bank advances	**$ 30,345,000**	**$ 30,981,000**	$ 24,345,000	$ 24,235,000
Accrued interest payable and other financial liabilities	**$ 4,666,000**	**$ 4,666,000**	$ 5,054,000	$ 5,054,000

Report of Management

To The Shareholders of LNB Bancorp, Inc.
January 22, 2002

The Management of LNB Bancorp, Inc. is responsible for the preparation, integrity, and fair presentation of its financial statements presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts, some of which are based on judgments and estimates of Management.

LNB Bancorp, Inc. maintains a system of internal control over financial reporting designed to produce reliable financial statements. The system contains self-monitoring mechanisms, and compliance is tested and evaluated through an extensive program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any internal control system has inherent limitations, including the possibility that controls can be circumvented or overridden. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Management assessed the Corporation's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of December 31, 2001. Based on this assessment, Management believes that, as of December 31, 2001, the Corporation maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors is composed entirely of outside directors who are independent of Management and meets periodically with Management, internal auditors and independent auditors to review audit plans and the results and recommendations of their audits. The Audit Committee selects the independent auditor. KPMG LLP, independent auditors, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

The accounting firm of KPMG LLP has been engaged by LNB Bancorp, Inc. to audit its financial statements and their report follows.



Gary C. Smith

President and
Chief Executive Officer



Gregory D. Friedman, CPA

Executive Vice President and
Chief Financial Officer

Report of Independent Auditors

The Board of Directors
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of LNB Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNB Bancorp, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles, generally accepted in the United States of America.



Cleveland, Ohio
January 22, 2002

Selected Unaudited Quarterly Financial Data

Consolidated unaudited quarterly financial and per share data for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Totals
Total interest income	**2001**	**$11,724,000**	**$11,485,000**	**$11,081,000**	**$10,811,000**	**$45,101,000**
	2000	10,939,000	11,521,000	11,992,000	12,193,000	46,645,000
	1999	9,778,000	10,281,000	10,711,000	10,847,000	41,617,000
Total interest expense	**2001**	**4,903,000**	**4,432,000**	**4,194,000**	**3,469,000**	**16,998,000**
	2000	4,384,000	4,549,000	5,038,000	5,238,000	19,209,000
	1999	3,575,000	3,739,000	4,076,000	4,203,000	15,593,000
Net interest income	**2001**	**6,821,000**	**7,053,000**	**6,887,000**	**7,342,000**	**28,103,000**
	2000	6,555,000	6,972,000	6,954,000	6,955,000	27,436,000
	1999	6,203,000	6,542,000	6,635,000	6,644,000	26,024,000
Provision for loan losses	**2001**	**450,000**	**450,000**	**450,000**	**850,000**	**2,200,000**
	2000	300,000	300,000	650,000	450,000	1,700,000
	1999	200,000	500,000	550,000	750,000	2,000,000
Net interest income after provision for loan losses	**2001**	**6,371,000**	**6,603,000**	**6,437,000**	**6,492,000**	**25,903,000**
	2000	6,255,000	6,672,000	6,304,000	6,505,000	25,736,000
	1999	6,003,000	6,042,000	6,085,000	5,894,000	24,024,000
Noninterest income	**2001**	**2,043,000**	**2,383,000**	**2,537,000**	**2,485,000**	**9,448,000**
	2000	1,933,000	2,112,000	2,124,000	2,201,000	8,370,000
	1999	1,750,000	2,261,000	2,052,000	2,035,000	8,098,000
Noninterest expenses	**2001**	**5,399,000**	**5,749,000**	**5,637,000**	**5,953,000**	**22,738,000**
	2000	5,200,000	5,540,000	5,137,000	5,399,000	21,276,000
	1999	5,008,000	5,298,000	5,099,000	5,234,000	20,639,000
Income taxes	**2001**	**1,009,000**	**1,082,000**	**1,145,000**	**812,000**	**4,048,000**
	2000	1,008,000	1,124,000	1,130,000	1,138,000	4,400,000
	1999	912,000	1,042,000	1,047,000	841,000	3,842,000
Net income	**2001**	**$ 2,006,000**	**$ 2,155,000**	**$ 2,193,000**	**$ 2,211,000**	**$ 8,565,000**
	2000	1,980,000	2,120,000	2,161,000	2,169,000	8,430,000
	1999	1,833,000	1,963,000	1,991,000	1,854,000	7,641,000
Basic earnings per share (1)	**2001**	**$ .47**	**$ .50**	**$ .51**	**$ .51**	**$ 1.99**
	2000	.47	.48	.50	.51	1.96
	1999	.42	.46	.46	.44	1.78
Diluted earnings per share (1)	**2001**	**$ .47**	**$ .50**	**$ .51**	**$ .51**	**$ 1.99**
	2000	.47	.48	.50	.51	1.96
	1999	.42	.46	.46	.44	1.78
Dividends declared per share (2)	**2001**	**$ .25**	**$ .25**	**$ .25**	**$ .27**	**$ 1.02**
	2000	.23	.24	.25	.26	.98
	1999	.21	.21	.22	.24	.88

(1) Basic and Diluted earnings per share is computed using the weighted average number of shares outstanding during each quarter and each year.
(2) All share and per share data have been adjusted to reflect the 2 percent stock dividend in 2001 and 2000.

LNB Bancorp, Inc.


Total Assets
Millions of Dollars
$700
600
500
400
300
200
100
0
$490.7
$541.7
$599.6
$622.1
$664.5
97
98
99
00
01


Total Loans
Millions of Dollars
$500
400
300
200
100
0
$330.1
$369.9
$419.5
$445.9
$471.6
97
98
99
00
01


Net Income
Millions of Dollars
$10
8
6
4
2
0
$6.482
$6.818
$7.641
$8.430
$8.565
97
98
99
00
01

Condensed Statements of Income and Cash Dividends Declared - Years Ended December 31,

	2001	2000	1999	1998	1997
Total interest income	**$ 45,101,000**	$ 46,645,000	$ 41,617,000	$ 38,178,000	$ 35,156,000
Total interest expense	**16,998,000**	19,209,000	15,593,000	13,999,000	12,990,000
Net interest income	**28,103,000**	27,436,000	26,024,000	24,179,000	22,166,000
Provision for loan losses	**2,200,000**	1,700,000	2,000,000	2,725,000	750,000
Other income	**9,122,000**	8,369,000	7,936,000	6,997,000	5,803,000
Gains on sales of assets	**326,000**	1,000	162,000	655,000	-0-
Other expenses	**22,738,000**	21,276,000	20,639,000	18,861,000	17,387,000
Income before income taxes	**12,613,000**	12,830,000	11,483,000	10,245,000	9,832,000
Income taxes	**4,048,000**	4,400,000	3,842,000	3,427,000	3,350,000
Net income	**$ 8,565,000**	$ 8,430,000	$ 7,641,000	$ 6,818,000	$ 6,482,000
Cash dividends declared	**$ 4,365,000**	$ 4,191,000	$ 3,794,000	$ 3,545,000	$ 2,934,000

Condensed Balance Sheets - December 31,

	2001	2000	1999	1998	1997
Cash and cash equivalents	**$ 31,505,000**	$ 25,136,000	$ 37,343,000	$ 32,801,000	$ 24,407,000
Securities	**138,401,000**	127,101,000	123,319,000	118,519,000	115,374,000
Net loans	**471,598,000**	445,890,000	414,849,000	366,383,000	326,863,000
Other assets	**23,022,000**	23,983,000	24,100,000	24,043,000	24,084,000
Total assets	**$ 664,526,000**	$ 622,110,000	$ 599,611,000	$ 541,746,000	$ 490,728,000
Total deposits	**$ 518,267,000**	$ 496,091,000	$ 456,831,000	$ 443,848,000	$ 410,655,000
Other borrowings	**78,515,000**	63,736,000	86,467,000	45,005,000	30,995,000
Other liabilities	**5,606,000**	5,758,000	5,260,000	4,217,000	4,093,000
Total liabilities	**602,388,000**	565,585,000	548,558,000	493,070,000	445,743,000
Total shareholders' equity	**62,138,000**	56,525,000	51,053,000	48,676,000	44,985,000
Total liabilities and shareholders' equity	**$ 664,526,000**	$ 622,110,000	$ 599,611,000	$ 541,746,000	$ 490,728,000

Per Share Data

	2001	2000	1999	1998	1997
Basic earnings (1)	**$ 1.99**	$ 1.96	$ 1.78	$ 1.59	$ 1.51
Diluted earnings (1)	**$ 1.99**	$ 1.96	$ 1.78	$ 1.59	$ 1.51
Cash dividends declared (2)	**$ 1.02**	$ .98	$ .88	$ .83	$ .68
Book value per share (2)	**$ 14.39**	$ 13.16	$ 11.89	$ 11.35	$ 10.48
Shares outstanding at end of year (2)	**4,317,558**	4,295,268	4,293,898	4,289,127	4,291,004

Financial Ratios

	2001	2000	1999	1998	1997
Return on average assets (ROAA) (4)	**1.35%**	1.39%	1.33%	1.34%	1.41%
Return on average shareholders' equity (ROAE) (4)	**14.36**	15.83	15.29	14.46	14.51
Net interest margin (3)	**4.72**	4.85	4.88	5.17	5.20
Efficiency ratio (3)	**60.96**	59.42	60.61	60.33	62.01
Loans to deposits	**92.13**	90.94	91.83	83.33	80.61
Dividend Payout	**50.96**	49.72	49.65	52.00	45.26
Shareholders' equity to assets (4)	**9.39**	8.77	8.67	9.27	9.70

Asset Quality Ratios

	2001	2000	1999	1998	1997
Net charge-offs to year end loans	**.33%**	.25%	.19%	.99%	.22%
Reserve for loan losses to total loans	**1.23**	1.16	1.11	.94	1.26
Non-performing loans to total loans	**.30**	.51	.33	.35	.27
Reserve for loan losses to nonperforming loans	**409.30**	226.60	348.50	140.10	809.30

(1) Basic and diluted earnings per share is computed using the weighted average number of shares outstanding during each year.
(2) All share and per share data has been adjusted to reflect the 2 percent stock dividend in 2001, 2000 and 1997.
(3) Tax Equivalent Basis.
(4) Ratios based on average annual balances.

Allowance for Loan Losses – Valuation reserve representing the amount considered by management to be adequate to cover estimated losses inherent in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent (0.01). One hundred basis points equal one percent. This unit is generally used to measure movements in interest yields and rates.

Book Value Per Share – A ratio determined by dividing shareholders' equity at the end of a period by the number of common shares outstanding at the end of that period.

Charge-Offs – The amount charged against the allowance for loan losses to reduce specific loans to their collectible amount.

Classified Loan – A loan that has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. In compliance with the standards established by the Office of the Comptroller of the Currency (OCC), these loans are classified as substandard, doubtful and loss depending on the severity of the loan's deterioration.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Common stock – A security that represents ownership in a company but gives no legal claim to a definite dividend or to a return of capital.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Diluted Earnings per Share – Net income, divided by average shares outstanding plus the number of shares that would be outstanding if all dilutive common shares had been issued. Dilutive common shares, for example, would be outstanding options where the average stock price exceeds the price at which the option was granted.

Dividend Payout Ratio – Cash dividends per share paid as a percent of net income per share.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Basic Earnings per share (EPS) – The net earnings of a corporation over a period of time, divided by the average number of shares of its common stock outstanding during that same period. A common method of expressing a corporation's profitability.

Efficiency Ratios – Net Interest Income (FTE) plus Noninterest Income (excluding non-recurring income) divided by Noninterest Expense (excluding non-recurring expenses).

FDIC – The Federal Deposit Insurance Corporation's mission is to maintain the stability of and public confidence in the nation's financial system. To achieve this goal, the FDIC has insured Lorain National Bank's and the other national bank deposits to certain levels and promotes safe and sound banking practices since 1933.

Federal Funds Sold/Purchased – Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

FRB – The Federal Reserve System is comprised of twelve regional Reserve Banks along with the Board of Governors in Washington D.C. As the U.S. central bank, the Federal Reserve System formulates monetary policy, regulates financial and bank holding companies and provides banking services to financial institutions and the U.S. government. LNB Bancorp, Inc. and nonbanking subsidiaries Charleston Insurance Agency, Inc. and Charleston Title Agency, LLC are regulated under the Federal Reserve Bank of Cleveland (Fourth Region).

Fully Taxable – Equivalent Income (FTE) Income which has been adjusted by increasing tax-exempt income to a level that would yield the same after-tax income had that income been subject to taxation.

Interest Rate Sensitivity – The relationship of changes in interest income and interest expense to fluctuations in interest rates over a defined period of time.

Interest Sensitivity Gap – The difference between interest-rate sensitive assets and interest-rate sensitive liabilities over a designated time period. A net asset exists when interest-rate sensitive assets exceed interest-rate sensitive liabilities. A net liability position exists when liabilities exceed assets.

Leverage Ratio – Tier 1 capital divided by quarterly average assets excluding any adjustments for available for sale securities unrealized gains/(losses), goodwill and certain other intangible assets.

Liquidity – The ability of a corporation to generate adequate funds to meet its cash flow requirements. It is measured by the ability to quickly convert assets into cash with minimal exposure to interest rate risk, by the size and stability of the core deposit base, and by additional borrowing capacity within the money markets.

Market Capitalization – Market value of a firm computed by multiplying the number of shares outstanding by the current stock price.

Mortgage – A legal document that pledges property to a lender as security for the repayment of the loan. The term also is used to refer to the loan itself.

Net Interest Income (NII) – Interest income less interest expense.

Net Interest Margin – A measurement of how effectively the bank utilizes its earning assets in relationship to the interest cost of funding them. It is computed by dividing the fully taxable-equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Nonperforming Assets – Interest earnings assets on which interest income is not being accrued, restructured loans on which interest rates or terms of repayment have been materially revised, real estate properties acquired through foreclosure, and repossessed assets.

OCC – The Office of the Comptroller of the Currency charters, regulates, and supervises Lorain National Bank and national banks to ensure a safe, sound, and competitive banking system that support the citizens, communities, and economy of the United States.

Price/Earnings Ratio – The relationship of the market price of a share of common stock to the diluted earnings per share of the stock., expressed as a multiple.

Provision for Loan Losses – The periodic charge to earnings for potential losses in the loan portfolio.

Recoveries – The amount added to the allowance for loan losses when funds are received on a loan which was previously charged off.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Restructured Loans – Loans where the institution, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider.

Return on Average Assets (ROAA) – A measure of profitability that indicates how effectively an institution utilized its assets. It is calculated by dividing annualized net income by total average assets.

Return on Average Equity (ROAE) – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROAE is calculated by dividing net income by total average shareholders' equity.

Revenue – The sum of net interest income and noninterest income. Securities gains/losses are included in revenue.

Risk Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organizations' assets and off-balance sheet instruments.

Security – A financial instrument showing ownership of equity (such as common stock, indebtedness (such as debt security) a group of mortgages (such as MBS), or potential ownership (such as an option).

Shareholder Return, also called Total Return – The sum of dividend income and price appreciation of an equity security for a given period of time divided by the price of the security at the beginning of the period.

Stockholders' equity – the sum of proceeds from the issuance of stock and retained earnings less amounts paid to repurchase common or preferred shares.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity before any adjustments for available for sale securities unrealized gains/(losses), reduced by goodwill, certain other intangible assets and the disallowable portion of mortgage servicing rights divided by risk-adjusted assets.

Total Capital Ratio – Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

Introduction:
The following is Management's discussion and analysis of the financial condition and results of operations of LNB Bancorp, Inc. and its subsidiaries. It is intended to amplify certain financial information regarding LNB Bancorp, Inc (the Corporation), and should be read in conjunction with the Consolidated Financial Statements, related Notes, and other financial information and discussions included in the 2001 Annual Report to Shareholders.

Forward-Looking Statements:
Certain statements contained herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 21A of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond the Corporation's control), may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "estimate," "anticipate," "continue," or similar terms or variations on those terms, or the negative of these terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, those related to the economic environment, particularly in the market areas in which the company operates, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

The Corporation does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Earnings Summary:
LNB Bancorp, Inc. posted its twentieth consecutive year of increased earnings. LNB Bancorp, Inc.'s consolidated 2001 net income reached a record high of $8,565,000, compared to $8,430,000 in 2000 and $7,641,000 in 1999. Net income for 2001, 2000 and 1999 was favorably affected by an increase in net interest income and increased noninterest income offset in part by higher noninterest expenses. Net Income for 2001 and 1999 was unfavorably affected by increased loan loss provisions.

Basic earnings per share totaled $1.99 for 2001 compared to $1.96 for 2000 and $1.78 for 1999. Diluted earnings per share totaled $1.99 for 2001, compared to $1.96 for 2000 and $1.78 for 1999. Prior period earnings per share data has been restated to reflect the 2% stock dividend of July 2, 2001 and July 1, 2000. The return on average assets, a measure of profitability, remained relatively stable at 1.35% in 2001, 1.39% in 2000 and 1.33% in 1999. Return on average shareholders' equity measures how profitable the shareholders' invested capital is employed. Return on average equity decreased to 14.36% for 2001 compared to 15.83% and 15.29% in 2000 and 1999, respectively.

Net Interest Income:
Net interest income, the difference between interest and loan fee income on earning assets and the interest paid on deposits and borrowed funds, is the principal source of earnings for the Corporation. Throughout this discussion net interest income is presented on a fully taxable equivalent (FTE) basis which restates interest on tax-exempt securities and loans as if such interest was subject to federal income tax at the statutory rate.

Net interest income is affected by market interest rates on both earning assets and interest bearing liabilities, the level of earning assets being funded by interest-bearing liabilities, noninterest-bearing liabilities and shareholders' equity and the growth in earning assets. In addition, net interest income is affected not only by Management's asset/liability strategies to alter the volume and mix of earning assets and sources of funds, but also such external factors as economic conditions and credit demand.

A summary of the impacts of volume and rate changes on the Corporation's net interest income is presented on page 31. Changes in net interest income result from changes in both rate and volume. Volume refers to the impact of net changes in the balances of earning assets and interest-bearing liabilities. Rate refers to the impact of net changes in interest rates.

Net interest income (FTE) in 2001 increased by $634,000 to $28,156,000 in 2001 from $27,522,000 in 2000. This increase was affected by increases in the volume of interest-bearing assets and liabilities net of decreases in market interest rates. The cost of funds decreased to 3.48% in 2001 from 4.11% in 2000, or a total of 63 basis points. During the same period, the yield on earning assets decreased 66 basis points to 7.58% in 2001, compared to 8.24% in 2000, resulting in a decrease in the net interest spread by 3 basis points in 2001. The increase in net interest income during

LNB Bancorp, Inc.


Basic Earnings Per Share
Dollars*
$2.00
1.50
1.00
0.50
0.00
$1.51
$1.59
$1.78
$1.96
$1.99
97
98
99
00
01
* Adjusted for stock dividends and splits


Return on Average Assets
Percent
1.6
1.2
0.8
0.4
0.0
1.41%
1.34%
1.33%
1.39%
1.35%
97
98
99
00
01


Return on Average Equity
Percent
16
12
8
4
0
14.51%
14.46%
15.29%
15.83%
14.36%
97
98
99
00
01

Net Interest Income (continued):
2001 resulted from increases in the volume of earning assets, which were greater than the increases in the volume of interest-bearing liabilities, partially offset by decreases in market rates on interest-bearing liabilities and decreases in market rates on interest-bearing assets. The increase in net interest income during 2000 resulted from increases in the volume of earning assets, which were greater than the increases in the volume of interest-bearing liabilities, partially offset by increases in market rates on interest-bearing liabilities which was greater than the increase in market rates on interest-bearing assets.

Net interest income (FTE) in 2000 increased by $1,406,000 to $27,522,000 in 2000 from $26,116,000 in 1999. This increase was affected by increases in the volume of interest-bearing assets and liabilities plus increases in market interest rates. The cost of funds increased to 4.11% in 2000 from 3.53% in 1999, or a total of 58 basis points. During the same period, the yield on earning assets increased 45 basis points to 8.24% in 2000, compared to 7.79% in 1999, resulting in a decrease in the net interest spread by 13 basis points in 2000.

The net yield on earning assets in 2001 was 4.72% compared to 4.85% in 2000 and 4.88% in 1999. The decrease in the net yield on earning assets during 2001 results primarily from increases in volume of loans and investment securities with market rates lower than in previous years partially offset by increases in volume of interest-bearing demand accounts and short-term borrowings with interest rates lower than in previous years. This relatively constant net yield on earning assets in 2001, 2000 and 1999 reflects the fact that the Corporation's portfolio of earning assets and interest-bearing liabilities are well matched and that Corporate management is responsive to the impacts of competition, changes in market interest rates and regulation.

Results from Operations:
The Corporation's primary source of interest income is from loans. The relationship of loan income to total interest income, on a fully-tax equivalent basis, was 83.1% and 83.5% in 2001 and 2000, respectively. Interest and dividends on securities and Federal funds sold, as a percentage of total interest income, on a fully-tax equivalent basis, was 16.9% and 16.5% in 2001 and 2000, respectively.

The cost of interest-bearing liabilities in 2001 was $16,998,000 compared to $19,209,000 and $15,584,000 in 2000 and 1999, respectively. The favorable impact of decreases in rates plus increases in volume caused interest expense to decrease from 2000 to 2001. The net unfavorable impact of increases in deposit rates plus increases in volume caused interest expense to increase from 1999 to 2000. Decreases in the average rates paid on savings accounts, certificates of deposit, interest-bearing demand, short-term and long-term borrowings offset in part the 2001 increase in the cost of interest-bearing liabilities due to volume increases.

Total noninterest income, excluding gains on the sale of securities, grew 9.9% in 2001 driven primarily by a 12.0 percent increase in services charges on deposit accounts. Total noninterest income in 2001 increased to $9,448,000 compared to $8,370,000 in 2000 for an increase of $1,078,000. This increase results from increases from Investment and Trust Services Division income of $24,000, increases in service charges on deposit accounts of $379,000, increases in gains on the sale of assets of $250,000 and increases in other service charges of $252,000. The increase in service charges on deposit accounts is due, in part, to reevaluating the assessment of transaction account charges. The increase in other service charges is the result of pricing increases in credit card and merchant fees and ATM fees.

Total noninterest income, excluding gains on the sale of securities, grew 5.4% in 2000 driven primarily by a 12.4 percent increase in Investment and Trust Services Division income. Total noninterest income in 2000 increased to $8,370,000 compared to $8,098,000 in 1999 for an increase of $272,000. This increase results from increases from Investment and Trust Services Division income of $260,000, increases in service charges on deposit accounts of $183,000, decreases in gains on the sale of assets of $161,000 and increases in other service charges of $6,000. The increase in 2000 Investment and Trust Services Division income results in part by the realization of increases in the volume of assets under management. The increase in service charges on deposit accounts is due, in part, to reevaluating the assessment of transaction account charges. The increase in other service charges is the result of pricing increases in credit card and merchant fees and ATM fees.

The Corporation continuously monitors noninterest expenses for greater efficiency and profitability. The entire staff is geared to minimizing increases in expenses and to improve efficiency and productivity at all levels. The Corporation's efficiency ratio was 60.62% in 1999, 59.42% in 2000 and 60.96% in 2001.

Total noninterest expenses increased 6.9% in 2001 compared to 2000 after a 3.1% increase for 2000 compared to 1999. The 2001 increase in other expenses resulted from increases in salaries and benefits, supplies and postage, Ohio Franchise Tax, consulting expenses and loan collection expenses. The 2000 increase in other expenses resulted from increases in salaries and benefits, net occupancy expenses, furniture and equipment expenses, credit card and merchant expenses, and marketing expenses.

The effective tax rate of the Corporation was 32.1%, 34.3%, and 33.5% in 2001, 2000, and 1999, respectively. The decrease in the effective tax rate in 2001 was primarily due to the increase in tax-exempt interest income. A detailed analysis of income taxes is presented on page 17.

The Corporation's Consolidated Statements of Income reflect the effects of inflation. During the past three years the general rate of inflation has been relatively low. Since interest rates, loan demand and deposit levels are related to inflation, the resulting changes in interest sensitive assets and liabilities are reflected in net interest income. Similarly, operating expenses such as salaries, rents and maintenance are affected by inflation. The only major expense items which do not reflect inflation are depreciation and amortization, as these expenses are based on original purchase costs.

Selected unaudited quarterly financial data for 2001, 2000 and 1999 is presented on page 26. There were significant intra-quarter fluctuations during the fourth quarter of 2001 from increases in the provision for loan losses. The increase in the provision for loan losses in the fourth quarter of 2001 resulted from anticipated loan charge-offs and the Bank's desire to rebuild the level of the reserve for loan losses. The 2001 second and third quarters noninterest income reflects gains on sales of securities. There were significant intra-quarter fluctuations during the third and fourth quarters of 2000 and 1999 from increases in the provision for loan losses. The increase in the provision for loan losses in the third and fourth quarters of 2000 resulted from anticipated charge-offs of indirect automobile lending and the Bank's desire to rebuild the level of the reserve for loan losses. The 1999 second quarter increase in other income reflects gains on sales of buildings and equipment of $162,000.

Condensed Consolidated Average Balance Sheets:
Interest, Rate, and Rate/Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

December 31,	2001			2000			1999		
(Dollars in Thousands)	**Balance**	**Interest**	**Rate**	Balance	Interest	Rate	Balance	Interest	Rate
Assets:									
Securities	**$ 121,179**	**$ 6,948**	**5.73%**	$120,532	$ 7,146	5.93%	$ 118,267	$ 6,913	5.85%
Securities-tax exempt	**9,691**	**498**	**5.14**	5,007	329	6.57	4,547	294	6.47
Federal funds sold and short-term investments	**3,811**	**146**	**3.83**	3,887	222	5.72	8,796	424	4.82
Commercial loans	**202,642**	**16,487**	**8.14**	172,951	16,811	9.72	141,124	12,638	8.96
Commercial loans-tax exempt	**65**	**6**	**9.23**	267	24	8.99	430	35	8.14
Mortgage loans	**156,724**	**12,298**	**7.85**	155,753	11,968	7.68	151,487	11,505	7.59
Consumer loans	**101,326**	**8,771**	**8.66**	108,622	10,231	9.42	110,347	9,891	8.96
Total Earning Assets	**595,438**	**45,154**	**7.58%**	567,019	46,731	8.24%	534,998	41,700	7.79%
Reserve for loan losses	**(5,347)**			(4,979)			(3,770)		
Cash and due from banks	**21,923**			21,589			22,709		
Other assets	**22,997**			23,876			22,576		
Total Assets	**$ 635,011**			$607,505			$ 576,513		
Liabilities and Shareholders' Equity:									
Certificates of deposit	**$ 195,656**	**$ 9,800**	**5.01%**	$205,877	$11,256	5.47%	$ 195,563	$ 9,397	4.81%
Saving deposits	**93,272**	**1,260**	**1.35**	101,276	1,999	1.97	107,654	2,128	1.98
Interest-bearing demand	**141,134**	**3,558**	**2.52**	101,180	2,744	2.71	79,146	1,309	1.65
Short-term borrowings	**57,066**	**2,294**	**4.02**	51,059	2,782	5.45	35,585	1,597	4.49
Long-term borrowings	**1,846**	**86**	**4.66**	8,250	428	5.19	22,911	1,153	5.03
Total Interest-Bearing Liabilities	**$ 488,974**	**$ 16,998**	**3.48%**	$467,642	$19,209	4.11%	$ 440,859	$15,584	3.53%
Noninterest-bearing deposits	**81,097**			81,221			81,348		
Other liabilities	**5,311**			5,379			4,326		
Shareholders' equity	**59,629**			53,263			49,980		
Total Liabilities and Shareholders' Equity	**$ 635,011**			$607,505			$ 576,513		
Net Interest Income (FTE)		**$ 28,156**	**4.73**		$27,522	4.85%		$26,116	4.88%
Taxable equivalent adjustment		**(53)**	**(.01)**		(86)	(.01)		(92)	(.02)
Net Interest Income Per Financial Statements		**$ 28,103**			$27,436			$26,024	
Net Yield on Earning Assets			**4.72%**			4.84%			4.86%

Rate/Volume Analysis of Net Interest Income:

Years ended December 31,	2001 and 2000			2000 and 1999		
(Dollars in Thousands)	**Increase (Decrease) In Interest Income/Expense**			Increase (Decrease) In Interest Income/Expense		
	Volume	**Rate**	**Total**	Volume	Rate	Total
Securities	**$ 38**	**$ (236)**	**$ (198)**	$ 132	$ 101	$ 233
Securities-tax exempt	**308**	**(139)**	**169**	30	5	35
Federal funds sold and short-term investments	**(5)**	**(71)**	**(76)**	(250)	48	(202)
Commercial loans	**2,886**	**(3,210)**	**(324)**	2,850	1,323	4,173
Commercial loans-tax exempt	**(18)**	**-0-**	**(18)**	(13)	2	(11)
Mortgage loans	**74**	**256**	**330**	324	139	463
Consumer loans	**(687)**	**(773)**	**(1,460)**	(155)	495	340
Total Interest Income	**2,596**	**(4,173)**	**(1,577)**	2,918	2,113	5,031
Certificates of deposit	**(559)**	**(897)**	**(1,456)**	496	1,363	1,859
Savings deposits	**(158)**	**(581)**	**(739)**	(126)	(3)	(129)
Interest-bearing demand	**1,084**	**(270)**	**814**	364	1,071	1,435
Short-term borrowings	**327**	**(815)**	**(488)**	694	491	1,185
Long-term borrowings	**(332)**	**(10)**	**(342)**	(738)	13	(725)
Total Interest Expense	**362**	**(2,573)**	**(2,211)**	690	2,935	3,625
Net Interest Income	**$ 2,234**	**$ (1,600)**	**$ 634**	$ 2,228	$ (822)	$ 1,406

Provision and Reserve for Loan Losses:
The reserve for loan losses is maintained by Management at a level considered adequate to cover probable losses. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the opinion of Management, to maintain the reserve for loan losses at an adequate level. Management determines the adequacy of the reserve based on past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates, which are subject to change over time. While Management's periodic analysis of the reserve for loan losses may dictate portions of the reserve be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur.

The reserve for loan losses on December 31, 2001, was $5,890,000 or 1.23% of outstanding loans, compared to $5,250,000, or 1.16% at year-end 2000. The provision for loan losses charged to operating expense was $2,200,000 and $1,700,000 in 2001 and 2000, respectively.

Net charge-offs for 2001 were $1,560,000, as compared to $1,117,000 for 2000, while net charge-offs as a percentage of average loans outstanding for 2001 was .33%, compared to 0.26% for 2000.

Non-performing loans at year-end 2001 were $1,439,000 compared to $2,315,000 at year-end 2000. Non-performing loans consist of loans past due 90 days or more and loans which have been placed on non-accrual status and other foreclosed assets. As of December 31, 2001, 4% of non-performing loans were commercial loans, 16% were personal loans and 80% were residential mortgage loans. This compares to 16% for commercial loans, 12% for personal loans and 71% for mortgage loans at year-end 2000. Non-performing loans did not have a material impact on interest income during 2001, 2000 or 1999. The overall quality of the loan portfolio remains high, as the ratio of non-performing loans to total loans remains at low levels of 0.51% at year-end 2000 and 0.30% at year-end 2001.

The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for management of credit risks within the loan portfolio as conditions change. At December 31, 2001, there were no significant concentrations of credit risk in the loan portfolio. More information about the loan portfolio is presented on page 14.

Financial Condition:
Total assets of the Corporation rose 6.8% to $664,526,000 for the year ended December 31, 2001. The asset growth was funded by increases in deposits and Federal Home Loan Bank advances. Total earning assets increased 6.7% to $618,061,000 at year end 2001 from 2000's $579,147,000. The ratio of earning assets to total assets decreased from 93.5% at December 31, 2000 to 93.2% at December 31, 2001. The loan to deposit ratio has increased from 90.9% at 2000 year-end to 92.1% at December 31, 2001. During 2001, Federal funds sold and other short-term investments increased by $363,000 to $3,448,000. Securities rose $11,300,000 to $138,401,000, and gross loans grew by $26,348,000 to $477,488,000.

The maturity distribution of debt securities which appears on page 13 of this report, indicates that $76,202,000, or 57.3%, of debt securities mature within the next five year period with $15,260,000, or 11.5% maturing during 2002. At the end of 2001, the fair market value of the securities debt portfolio was greater than the book value due to decreases in short-and mid-term interest rates from the beginning of 2001 to its close. The fair value of the debt securities portfolio was greater than its cost by $2,193,000 or 1.6% at the close of 2001. During 2001 the Corporation diversified its investment portfolio by reinvesting proceeds from bonds into high quality mortgaged-backed securities. At the close of 2000, there were no significant differences between the book and fair values of the debt securities portfolio. The fair value of the debt securities portfolio exceeded its amortized cost by $356,000 or .3%, at the close of 2000.

During the 2001 year, net loans rose 5.8 percent to $471,598,000 from $445,890,000. Commercial loan growth was robust, accounting for 123.9 percent of total loan growth, mortgage loan growth accounted for 2.4 percent and consumer loan had negative growth of 26.3 percent, of total loan growth for 2001. The substantial commercial loan growth was the result of the Bank's increased focus on commercial lending. Complementing this internal initiative was the strong local economy, which stimulated new commercial loan demand as well as prompting existing customers to expand their borrowings. During 2001, mortgage loan growth was slow due to the offsetting impact of low interest rates and economic uncertainty. The decrease in consumer loans results from a decrease in indirect automobile lending.

Deposits:
Total deposits held by the Corporation increased $22,176,000 during 2001 compared to an increase of $39,260,000 during 2000. Interest-bearing deposits represented 83.1% and 83.2% of total deposits at December 31, 2001 and 2000, respectively. Noninterest-bearing deposits increased by $4,395,000 while interest-bearing deposits increased by $17,781,000 during 2001. Increases in balances of Market Access, CheckInvest, and money market accounts accounted for the deposit increase. Market Access deposits soared by $30.3 million or 55.2 percent to $85.1 million at December 31, 2001. The significant growth in Market Access deposits results from several deposit promotion campaigns during 2001. Noninterest-bearing deposits increased by $2,439,000 while interest-bearing deposits increased by $36,821,000 during 2000. Increases in balances of Market Access accounts, CheckInvest, and public fund certificates of deposit accounted for the deposit increase. Market Access accounts soared by $37.5 million or 217 percent to $54.8 million at December 31, 2000. The significant growth in Market Access deposits results from a deposit promotion campaign during 2000. During 1999, noninterest-bearing deposits increased by $4,904,000 while interest-bearing deposits increased by $17,887,000 In both 2000 and 1999, as long-term deposits matured and new funds were deposited, these funds were primarily placed in short-term deposits.

Securities sold under repurchase agreements and other short-term borrowings include repurchase agreements and Federal funds purchased. These balances increased by $8,779,000 during 2001, following a decrease of $21,731,000 in 2000. Due to the volatility of customer repurchase agreements all funds generated by repurchase agreement activity enter the Bank's earning assets as short-term investments. Federal Home Loan Bank advances increased by $16,000,000 to $49,345,000 at December 31, 2001.

Capital Resources:
Shareholder's equity reached an all-time high of $62,138,000 at December 31, 2001 compared to $56,525,000 at December 31, 2000, an increase of $5,613,000, or 9.9%. This increase was primarily attributable to net income of $8,565,000, less dividends declared to shareholders of $4,365,000, less the change in unrealized gain on securities available for sale in the amount of $1,065,000. The book value per share of common stock climbed to $14.39 at year-end 2001 compared with $13.16 per share at year-end 2000, a 9.4% increase. Capital ratios remained strong during 2001, with average equity to average assets of 9.4%. The return on average shareholders equity during 2001 decreased to 14.36%, from 15.83% and 15.29% during 2000 and 1999, respectively. As discussed in Note 13 to the Consolidated Financial Statements, the Corporation's primary source of funds for the payment of dividends is its Bank subsidiary.

Under regulations issued by the Federal Reserve Board and the Office of the Comptroller of the Currency, bank holding companies and banks are required to maintain certain minimum capital ratios in order to be considered "well capitalized." These guidelines require a minimum total risk-based capital ratio of 10%, a Tier 1 capital ratio of 6% and leverage ratio of 5%. All of the Corporation's assets, which include various risk-weighted percentages of assets on the balance sheet, as well as off-balance sheet exposures of unused commitments and letters of credit, are expressed as a percentage of risk-adjusted assets and compared to its capital. Tier 1 capital consists of shareholders' equity, exclusive of net unrealized gain (loss) on securities available for sale.

Total risk-based capital consists of shareholders' equity, exclusive of net gain (loss) on securities available for sale, plus the allowable portion of the reserve for loan losses and subordinated debt. The allowance included in total risk-based capital cannot exceed 1.25% of risk-weighted assets. As of December 31, 2001, LNB Bancorp, Inc. had a total risk-based capital ratio of 13.17%, with a Tier 1 capital ratio of 11.95% compared to 13.06% and 11.88%, respectively, at December 31, 2000. Both of these risk-based capital ratios are well above minimum regulatory requirements. In addition to risk-based capital, a leverage ratio test must also be met. This ratio evaluates capital adequacy on the basis of Tier 1 capital-to-total average assets (unadjusted for risk). On December 31, 2001, LNB Bancorp, Inc.'s leverage ratio was 9.08%, which substantially exceeds the Corporation's minimum regulatory requirement. For additional information on the Corporation and Bank's capital ratios, refer to Note 14, Regulatory Capital on page 19.

On an ongoing basis the Corporation analyzes acquisition opportunities in markets which are adjacent to or within the Corporation's current geographical market. Corporate management believes that its current capital resources are sufficient to support any foreseeable acquisition activity. The Corporation also retains a portion of the net income it earns to accommodate current operational and regulatory capital requirements and to fund future growth opportunities. A part of future growth depends upon capital expenditure programs. Capital expenditures of approximately $2,900,000 are projected for 2002.

LNB Bancorp, Inc.


Total Shareholders' Equity
Millions of Dollars*
$70
60
50
40
30
20
10
0
$45.0
$48.7
$51.1
$56.5
$62.1
97
98
99
00
01
Average Equity to Average Assets
Percent
10
8
6
4
2
0
9.70%
9.27%
8.67%
8.77%
9.39%
97
98
99
00
01
Book Value Per Share
Dollars*
15
12
9
6
3
0
$10.48
$11.35
$11.89
$13.16
$14.39
97
98
99
00
01

* Adjusted for stock dividends and splits

Quantitative and Qualitative Disclosures about Market Risk:

Market risk is the risk of loss in a financial instrument arising from adverse changes in market indices such as interest rates, foreign exchange rates and equity prices. The Corporation's principal market risk exposure is interest rate risk, with no material impact on earnings from changes in foreign exchange rates or equity prices. Interest rate risk is the exposure to changes in market interest rates. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the repricing characteristics of assets and liabilities. The Corporation monitors the interest rate sensitivity of its on - and - off balance sheet positions by examining its near-term sensitivity and its longer term gap position.

The mission of the Asset/Liability Management Committee of Lorain National Bank is to effectively monitor and manage the Bank's exposure to interest rate risk, liquidity risk, and repricing risk and thereby provide the Bank with a stable net interest margin. Asset/liability management is the measurement and analysis of the Bank's exposure to changes in the interest rate environment. The Bank is subject to interest rate risk to the extent its liabilities reprice more rapidly than its assets. The Bank manages this risk on a continuing basis through the use of a number of objectives and strategies as an ongoing part of its strategic financial plan.

The Bank's Asset/Liability Management Committee, which includes executive and senior management representatives, meets monthly. Objectives include monitoring and methods of managing the rate sensitivity and repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of net interest income. The Bank's asset and liability management program defined by the Board of Directors is designed to minimize the impact of significant changes in interest rates on net interest income. Strategies include attempting to market variable-rate loans, growth in the consumer loan portfolio which tend to have shorter terms to maturity, match fixed rate commercial loans with Federal Home Loan Bank advances, and utilizing deposit promotions in an effort to extend the term to maturity of its liabilities.

Management may, at times, place greater emphasis on maximizing net interest margin rather than merely concentrating on interest rate risk depending on the relationship between short-and long-term interest rates, market conditions and consumer preference. Management believes that increased net income resulting from a moderate contrast between the maturity of its assets and liabilities can provide high enough returns to justify the increased risk exposure during periods of stable interest rates. The effectiveness of Management's administration of the Asset/Liability function is demonstrated by the Corporation's consistently high net yield on earning assets. This was particularly true during 2001 when the Banks base lending rate decreased 450 basis points and the net yield on earning assets decreased only 12 basis points. The Corporation's net yield on earning assets remains at the high levels of 4.73% and 4.85% for the years ended December 31, 2001 and 2000, respectively. The Asset/ Liability Management Committee has established limits on the amount of its interest rate risk exposure, however, there can be no assurance that Management's efforts to limit interest rate risk will be successful.

One measure of exposure to interest rate risk is interest rate sensitivity gap analysis. The Bank uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of the interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, with all factors held constant, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, with all factors held constant, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The Corporation's one year gap was 16.35% at December 31, 2001, 5.38% at December 31, 2000 and (2.81)% at December 31, 1999. The increase in the Corporation's one year gap at December 31, 2001 compared to December 31, 2000, was due to an increase in assets maturing or otherwise repricing in one year or less totaling $68,950,000 (due to increases in loans and in securities repricing during that period) offset by a decrease in liabilities maturing or otherwise repricing in one year or less totaling $1,044,000 (due primarily to decreases in certificates of deposit and savings deposits partially offset by increases in interest-bearing demand deposits and short-term borrowings during that period). The increase in the Corporation's one year gap at December 31, 2000 compared to December 31, 1999, was due to an increase in assets maturing or otherwise repricing in one year or less totaling $54,514,000 (due to increases in loans and in securities repricing during that period) offset by an increase in liabilities maturing or otherwise repricing in one year or less totaling $7,987,000 (due primarily to increases in certificates of deposit and interest-bearing demand deposits offset by decreases in savings deposits and short-term borrowings during that period). Corporate management does not anticipate any significant changes in the Corporation's market risk or interest rate risk profiles in 2002. The table on page 35 sets forth the repricing dates of the Corporation's interest-earning assets and interest-bearing liabilities at December 31, 2001 and the interest rate sensitivity "gap" percentages at the dates indicated.

Gap Analysis (Dollars in Thousands):

	Expected Maturity/Repricing Date							Fair
	2002	2003	2004	2005	2006	Thereafter	Total	Value (3)
Commercial loans	$ 214,993	$ 444	$ 3,473	$ 82	$ 67	$ 357	$ 219,416	$ 219,605
Weighted average yield	6.54%	7.42%	6.41%	6.50%	6.50%	6.54%	6.54%	
Mortgage loans (1)	54,269	30,114	23,268	20,710	23,711	6,180	158,252	158,685
Weighted average yield	7.50%	7.12%	6.66%	7.44%	7.09%	7.23%	7.23%	
Consumer loans	20,187	15,797	10,017	5,732	2,603	3,539	57,875	58,571
Weighted average yield	8.53%	8.50%	8.30%	9.21%	8.99%	8.59%	8.59%	
Home equity lines of credit	37,018	-0-	-0-	-0-	-0-	-0-	37,018	37,028
Weighted average yield	5.27%	0.00%	0.00%	0.00%	0.00%	0.00%	5.27%	
Credit Card loans	4,927	-0-	-0-	-0-	-0-	-0-	4,927	4,927
Weighted average yield	7.51%	0.00%	0.00%	0.00%	0.00%	0.00%	7.51%	
Securities and other (2)	63,915	54,646	9,704	3,296	1,371	8,957	141,889	142,183
Weighted average yield	5.42%	5.49%	5.56%	5.59%	7.09%	7.09%	5.58%	
Total interest-earning assets	395,309	101,001	46,462	29,820	27,752	19,033	619,377	620,999
Certificates of deposit	133,706	27,087	7,498	8,940	28	14	177,273	178,774
Weighted average yield	3.76%	4.24%	5.04%	5.22%	5.11%	5.21%	3.96%	
Savings deposits	36,794	36,794	18,396	-0-	-0-	-0-	91,984	91,984
Weighted average yield	1.00%	1.00%	1.00%	0.00%	0.00%	0.00%	1.00%	
Interest-bearing demand	64,609	64,609	32,304	-0-	-0-	-0-	161,522	161,522
Weighted average yield	1.89%	1.89%	1.89%	0.00%	0.00%	0.00%	1.89%	
Short-term borrowings	48,170	-0-	-0-	-0-	-0-	-0-	48,170	48,170
Weighted average yield	2.02%	0.00%	0.00%	0.00%	0.00%	0.00%	2.02%	
Federal Home Loan Bank advances	10,750	19,595	-0-	-0-	-0-	-0-	30,345	30,981
Weighted average yield	4.97%	3.26%	0.00%	0.00%	0.00%	0.00%	3.87%	
Total interest-bearing liabilities	294,029	148,085	58,198	8,940	28	14	509,294	510,431
Interest-earning assets less Interest-bearing liabilities	101,280	(47,084)	(11,736)	20,880	27,724	19,019		
Cumulative interest-rate sensitive gap	$ 101,280	$54,196	$42,460	$63,340	$91,064	$110,083		
Cumulative interest-rate gap as a percentage of total earning assets at December 31, 2001	16.35%							
Cumulative interest-rate gap as a percentage of total earning assets at December 31, 2000	5.38%							
Cumulative interest-rate gap as a percentage of total earning assets at December 31, 1999	(2.81)%							

(1) Mortgage loans include mortgages in which the loan is fixed for the first three or five years of the loan and its interest rate is adjustable thereafter.

(2) Securities available for sale are shown at amortized cost.

(3) Fair value of loans are gross of deferred fees and costs and allowance for loan losses.

Liquidity Management:

Liquidity measures a corporation's ability to generate cash or otherwise obtain funds at reasonable prices to fund commitments to borrowers as well as the demands of depositors and debt holders. Principal internal sources of liquidity for the Corporation and the Bank are cash and cash equivalents, Federal funds sold, and the maturity structures of securities held to maturity and portfolio loans. Securities and loans available for sale provide another source of liquidity through the cash flows of these interest-bearing assets as they mature or are sold.

On December 31, 2001, cash and cash equivalents equaled $31,505,000 or 4.7% of total assets. The change in cash and cash equivalents is shown in the Consolidated Statement of Cash Flows on page 8 and arises from operating, investing, and financing activities.

The adjustments to reconcile 2001 net income to net cash provided by operating activities primarily consists of depreciation and amortization of $1,625,000, amortization of intangible assets of $377,000, amortization of deferred loan fees and costs of $72,000 and a provision for loan losses of $2,200,000. These items represent expenses included in net income which do not represent an expenditure or receipt of cash.

The cash flows from investing activities relate primarily to securities, loans and purchases of capital assets. Net cash used in investing activities was $39,229,000. Cash used in investing activities resulted from the purchases in securities of $86,085,000 offset by proceeds from sales and maturities of securities of $75,769,000. Cash used in investing activities included net loan increases of $27,980,000 and purchases of capital assets of $894,000.

Net cash provided by financing activities was $32,966,000. Cash provided by financing activities included increases in deposits of $22,176,000, increases in securities sold under repurchase agreements and other short-term borrowings of $8,779,000, proceeds from Federal Home Loan Bank advances of $46,735,000 less cash paid on Federal Home Loan Bank advances of $40,735,000 and proceeds from stock options exercised of $348,000. Cash used by financing activities includes dividends paid of $4,337,000. These cash flows resulted in a $6,369,000 increase in cash and cash equivalents from December 31, 2000 to December 31, 2001.

The Corporation can obtain additional liquidity from off-balance sheet sources which include the purchase of Federal funds from correspondent banks and borrowing from the Federal Reserve Bank's discount window. At December 31, 2001 the Bank had pledged as collateral $35,335,000 in second mortgages with the Federal Reserve Bank of Cleveland to secure advances and discounts up to $30,035,000. At December 31, 2001, the Bank had available credit at the Federal Reserve Bank discount window of $30,035,000. At year-end, the Bank had approved Federal funds facilities of $18,000,000 at three correspondent banks. At December 31, 2001, the Bank borrowed $10,000,000 under these arrangements. Additionally, the Bank has a $40,000,000 cash management advance line of credit with the Federal Home Loan Bank of Cincinnati. At December 31, 2001 the Bank had borrowed $19,000,000 from the Federal Home Loan Bank under this line of credit. The internal and external sources of funds for liquidity, in the opinion of Management, satisfy the liquidity needs of the Corporation and the Bank.

Impacts of Accounting and Regulatory Pronouncements:
Corporate management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation. However, the potential impact of certain accounting and regulatory pronouncements warrant further discussion.

Financial Accounting Standards Board:
The Financial Accounting Standards Board (FASB) has issued:

SFAS No. 141, "Accounting for Business Combinations"

SFAS No. 142, "Accounting for Goodwill and other Intangible Assets"

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"

Implementation date by the Corporation and Impact on the Corporation:

On July 20, 2001, The Financial Accounting Standards Board issued Statements SFAS No. 141, "Accounting for Business Combinations" SFAS No. 142, "Accounting For Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Poolings initiated prior to June 30, 2001 are grandfathered. SFAS No. 142 eliminates amortization of goodwill associated with business combinations completed after June 30, 2001. During a transition period from July 1, 2001 through December 31, 2001, goodwill associated with business combinations completed prior to July 1, 2001 will continue to be amortized through the income statement. Effective January 1, 2002, all goodwill amortization expenses will cease and goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test.

SFAS No. 142 also provides additional guidance on acquired core deposit intangible requiring separate disclosure and amortization with impairment testing at least annually. A Corporation must adopt SFAS No. 142 at the beginning of the fiscal year. LNB Bancorp, Inc. adopted SFAS No. 141 as of July 1, 2001 and will adopt SFAS No. 142 as of January 1, 2002. The Corporation has determined that the provisions of SFAS No. 142 will have no effect on our financial position, results of operation or liquidity. In August 2001, the Financial Accounting Standards Board issued Statement SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. The provisions of SFAS No. 144 are effective for the Corporation January 1, 2002 and are not expected to have a material impact on our financial position, results of operation or liquidity.

All other applicable Statements of Financial Accounting Standards that have been issued and have effective dates impacting 2001 and prior years financial statements have been adopted by the Corporation. Corporate management believes there are no Statements of Financial Accounting Standards which have been issued and have implementation dates in the future which will materially impact the financial statements of future years.

Significant actions by the Federal government and its agencies, affecting the financial institutions industry in general, are currently having and will continue to have an impact on the Corporation. A discussion of these actions follows:

"The Gramm, Leach Bliley Act of 1999":
The enactment of the Gramm, Leach Bliley Act of 1999 (the "GLB Act") represents a pivotal point in the history of the financial services industry. The GLB Act sweeps away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. Effective March 11, 2000, new opportunities were available for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework for regulation through the financial holding company, which will have as its umbrella regulator the Federal Reserve Board. Functional regulation of the financial holding company's separately regulated subsidiaries will be conducted by their primary functional regulator. The GLB Act makes satisfactory or above Community Reinvestment Act compliance for insured depository institutions and their financial holding companies necessary in order for them to engage in new financial activities.

The GLB Act provides a federal right to privacy of non-public personal information of individual customers. Specifically, Title V of GLB Act requires financial institutions to issue privacy notices and provide consumers with an opportunity to opt out of certain types of information sharing. The FDIC developed and adopted a final regulation with other financial institution regulators to implement the GLB Act privacy provisions. Although the privacy rule's effective date is November 13, 2000, compliance is not mandatory until July 1, 2001. LNB Bancorp, Inc. and its wholly owned subsidiaries successfuly implemented the privacy provisions. The adoption of these privacy provisions did not have a significant impact on the financial position or results of operation in 2001.

Lorain National Bank Investment and Trust Services

Our Investment and Trust Services division continues to grow and develop the capabilities of its staff, and to enhance services available to the bank's customers. In spite of the financial markets' downturn for the second consecutive year, Investment and Trust Services increased its revenues by one percent to $2,379,000. This contribution is particularly valuable to the bank and LNB Bancorp's shareholders because our revenues are not generated by the balance sheet and do not require specifically allocated capital.

Capitalizing on the strength and personal service of our experienced trust officers, the year was spent strengthening relationships with our clients. Frequent communication, reminding them of our basic philosophy of investing in high quality securities and longer-term perspective, helped to allay concerns about volatility in the financial markets.

We worked closely with retail areas of the bank to introduce a referral plan and to develop closer ties with the bank's sales officers and representatives of the bank's LNB Investment Center. As a result of its focus on customer needs, the confidence of our clients is reflected in referrals of their friends. Each trust officer worked directly with the branch officers to make certain that the bank's customers had ready access to investment products and trusted financial advice.

Internally, the four core units of the division, which include Personal, Employee Benefits, Investment and Operations, continued to develop procedures and policies to assure superior service to our clients. The Account Administrative Review and the Trust Investment committees monitored the set-up of accounts and the investment of portfolios to ensure that clients' objectives were achieved. This monitoring, coupled with strong policies and procedures, also aids compliance with applicable laws and minimizing the risk of providing fiduciary services. The work of these units and committees will ensure smooth, orderly growth of the division in the coming years.

As Lorain National Bank adds value through electronic banking, the Investment and Trust Services Division provides similar opportunities for its clients. Investment portfolio information is available 24 hours a day at TrustWeb™, accessible through the bank's Internet web site at **www.4LNB.com**. In addition to Internet access, 401(k) retirement accounts may also be accessed by telephone.

Last year's discouraging economic news, unprecedented homeland terrorists' attacks, corporate bankruptcies and other uncertainties upset investors. Such news fuels both the uncertainties in the financial markets and the anxieties in the minds of investors.

In today's uncertain world, managing finances involves more than merely watching investments. Now more than ever, customers need a trusted financial advisor, dedicated to serving their needs with high quality deposit and investment products. Customers know that expert, honest and trustworthy advice is a rarity these days. Fortunately, our customers recognize that Lorain National Bank, a solid local financial institution, regulated by the Office of the Comptroller of the Currency is well positioned to provide the kind of guidance they need today.



Emma N. Mason
Sr. Vice President and
Senior Trust Officer

LNB Investment Center

In 2001, LNB Bancorp, Inc. announced the availability of non-traditional bank investments and insurance products and services through its subsidiaries to be marketed under the brand LNB Investment Center.

Raymond James Financial Services, member NASD/SIPC, of St. Petersburg, Florida, through an affiliation with Lorain National Bank, is able to make available a wide range of investment products and brokerage services, including stocks and bonds, mutual funds, IRAs (traditional and Roth), Simple IRAs & SEPs, 401(k) plans, college educational planning (UGMAs & 529 plans), tax free and tax deferred investments.

Charleston Insurance Agency, Inc., a subsidiary of LNB Bancorp, Inc. provides clients with insurance-related products including life, accident and health, and annuities.

In February of 2001, Charleston Insurance Agency announced the hiring of financial advisor Robert A. Carino to administer the sale of investment and insurance products. Mr. Carino is a 17-year veteran of the financial services industry. Working with Bob as financial advisor is Keith Kapanke, formerly Lorain National Bank's main office manager and employee of 22 years. Together they offer the personal service and expert financial advice that our customers have grown to expect from Lorain National Bank.

Founded in 1974, Raymond James Financial Services has grown to a network of nearly 4,200 financial advisors in more than 1,850 offices across the country. Since that time, they have provided financial expertise and guidance to hundreds of thousands of investors.

The first year for LNB Investment Center was filled with challenges, such as the 11 Federal Reserve interest rate cuts and the effects of a declining stock market. LNB Investment Center contributed more than $67,000 in noninterest income to the Corporation in 2001. Through referrals from inside the bank and aggressive sales efforts outside of the bank, we anticipate increased client awareness and a substantial resulting contribution of noninterest income to the Corporation.



Thomas P. Ryan
President and Chief Executive Officer
Charleston Insurance Agency

Directors of LNB Bancorp, Inc. and Lorain National Bank

Directors

Stanley G. Pijor
Chairman of the Board
LNB Bancorp, Inc. and
Lorain National Bank

James F. Kidd
Vice Chairman of the Board
LNB Bancorp, Inc. and
Lorain National Bank

Daniel P. Batista
Chairman of the Board
Wickens, Herzer, Panza,
Cook & Batista L.P.A.

Robert M. Campana
Managing Director
P.C. Campana, Inc.

Terry D. Goode
Vice President
Lorain County Title Company

Wellsley O. Gray
Retired

James R. Herrick
President
Liberty Auto Group, Inc.

Lee C. Howley
President
Howley and Company

David M. Koethe
Retired, former
Chairman of the Board
The Lorain Printing Company

Benjamin G. Norton
Human Resource Consultant
LTI Power Systems

Jeffrey F. Riddell
President and
Chief Executive Officer,
Consumeracq, Inc. and
Consumers Builders Supply Co.

Thomas P. Ryan
Executive Vice President
and Secretary/Treasurer
LNB Bancorp, Inc. and
Lorain National Bank

John W. Schaeffer, M.D.
President
North Ohio Heart Center, Inc.

Gary C. Smith
President and
Chief Executive Officer
LNB Bancorp, Inc. and
Lorain National Bank

Eugene M. Sofranko
Chairman of the Board
Lorain Glass Company, Inc.

Leo Weingarten
Retired

Officers of LNB Bancorp, Inc.

Officers

Stanley G. Pijor
Chairman of the Board

James F. Kidd
Vice Chairman of the Board

Gary C. Smith
President and
Chief Executive Officer

Thomas P. Ryan
Executive Vice President
and Secretary/Treasurer

Gregory D. Friedman, CPA
Executive Vice President and
Chief Financial Officer

Kevin W. Nelson
Executive Vice President and
Chief Operating Officer

Debra R. Brown
Senior Vice President

Robert L. Cox
Senior Vice President

Sandra L. Dubell
Senior Vice President

Michael D. Ireland
Senior Vice President

Emma N. Mason
Senior Vice President

James H. Weber
Senior Vice President

Mitchell J. Fallis, CPA
Vice President and
Chief Accounting Officer

James W. Manning
Director of Audit

Directors Emeriti of Lorain National Bank

Directors

James L. Bardoner
Retired, Former President
Dorn Industries, Inc.

T. L. Smith, M.D.
Retired Physician

Paul T. Stack
Retired

Directors and Officers of Charleston Insurance Agency, Inc.

Directors

Gary C. Smith
Chairman of the Board
Charleston Insurance
Agency, Inc.

Thomas P. Ryan
President and
Chief Executive Officer
Charleston Insurance
Agency, Inc.

Stanley G. Pijor
Chairman of the Board
LNB Bancorp, Inc. and
Lorain National Bank

James R. Herrick
President
Liberty Auto Group, Inc.

Jeffrey F. Riddell
Presdient and
Chief Executive Officer,
Consumeracq, Inc. and
Consumers Builders Supply Co.

Officers

Gary C. Smith
Chairman of the Board

Thomas P. Ryan
President and
Chief Executive Officer

Gregory D. Friedman, CPA
Vice President and Treasurer

Kevin W. Nelson
Secretary

Executive and Senior Officers
Gary C. Smith
President and Chief Executive Officer

Thomas P. Ryan
Executive Vice President and Secretary

Gregory D. Friedman, CPA
Executive Vice President and Chief Financial Officer

Kevin W. Nelson
Executive Vice President and Chief Operating Officer

Debra R. Brown
Senior Vice President Branch Administration

Robert L. Cox
Senior Vice President Retail Lending

Sandra L. Dubell
Senior Vice President and Senior Lending Officer

Michael D. Ireland
Senior Vice President and Senior Operations Officer

Emma N. Mason
Senior Vice President and Senior Trust Officer

James H. Weber
Senior Vice President and Senior Marketing Officer

Branch Officers
Teresa E. George
Vice President Branch Administration

Main Office & Sixth Street Drive-In Office
Charles A. DeAngelis
Vice President

Amherst Office
G. Dale Rosenkranz
Vice President

Avon Lake Office
Diana L. Schmittgen
Assistant Vice President

Cleveland Street Office
Timothy J. Gallagher
Vice President

Ely Square Office
James E. Schmittgen
Vice President

Kansas Avenue Office
Linda Buehner
Assistant Vice President

Village of LaGrange Office
Carrie Hartman
Assistant Vice President

Lake Avenue Office
Christine M. Weber
Assistant Vice President

Midway Mall Office
Susan M. Neiding
Vice President

Oberlin Avenue Office
Jennifer M. Nickolls
Assistant Vice President

Oberlin & Kendal at Oberlin Offices
Marilyn R. Krasienko
Assistant Vice President

Olmsted Township & The Renaissance Offices
Carol Snyder
Assistant Cashier

Pearl Avenue Office
Patricia A. Wolanczyk
Assistant Cashier

Vermilion Office
Robert B. White
Vice President

Barbara M. Beres-Clark
Assistant Branch Manager

West Park Drive Office
Kara L. Odom
Senior Customer Service Representative

The Crossings of Westlake & Westlake Village Offices
Lora T. Graves
Senior Customer Service Representative

Loan Officers
Commercial Loans
John A. Funderburg
Vice President

Lee C. Meyers
Vice President

Ellen M. Walsh
Vice President

Kenneth P. Wayton
Vice President

Retail Lending
Bruce Diso
Assistant Vice President

Kimberly S. Plzak
Assistant Vice President

VISA/Electronic Banking
Jeanne Maschari
Vice President

Mortgage Loans
Edwin F. Klenz
Vice President

Joel A. Krueck
Vice President and CRA Officer

Credit Analysis
Denise M. Kosakowski
Vice President

Collections
Kelly A. Dunfee
Assistant Cashier

Loan Review
Richard P. Vieritz
Vice President

Loan Services
Laura Campbell
Mortgage Loan Administrative Officer

Joan M. Raymond
Assistant Vice President

Joyce L. Wasela
Assistant Cashier

Administration and Operations Officers
Accounting
Mitchell J. Fallis, CPA
Vice President and Chief Accounting Officer

Mary L. Scaff
Fiscal Operations Officer

Auditing
James W. Manning
Director of Audit

Randy E. Lottman
Network and Information Security Officer

Compliance
Donna Jean Phillips
Vice President, Compliance, BSA and OFAC Officer

Deposit Operations
Patricia L. Cole
Assistant Vice President

E.D.P. Services
Larry R. Johnson
Vice President

Larry A. Hill
Assistant Vice President

Rita M. Hoyt
Assistant Cashier

Human Resources
Carol A. Mesko
Vice President

Teresa E. Kreger
Assistant Cashier

Maintenance
Robert J. Witkowski
Maintenance Officer

Marketing
Steven F. Cooper
Vice President

Debra L. Temerario
Marketing Operations Officer

Professional Development
Marianne Kocak
Assistant Vice President

Purchasing
Susan I. Tuttle
Assistant Vice President

Security
James E. Long
Assistant Vice President

LNB Investment and Trust Services Officers
Neal A. Conger
Vice President

Gerald S. Falcon
Vice President

David Nocjar
Vice President

Patrick E. Sheridan
Vice President

Jason Born
Investment Officer

Georgia Bour
Assistant Vice President

Carol A. Cavanaugh
Assistant Vice President

Thomas H. Eschke
Assistant Vice President Trust Operations Officer

Mario Ruano
Assistant Vice President

LNB Investment Center Officers
Robert A. Carino
Senior Financial Advisor

Keith H. Kapanke
Financial Advisor

LNB Bancorp, Inc. Annual Earnings, Dividends and Book Value per Share Performance

10 Year Annual Earnings

1992 through 2001



YEAR
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
$0
$2,500,000
$5,000,000
$7,500,000
$10,000,000

The graph above depicts the earnings history of LNB Bancorp, Inc. from 1992 through 2001. The Corporation's management team is proud of its record of continuously increasing annual earnings over this ten year period.

Cumulative Cash Dividends Declared

Total Cash Dividends Declared 1992 - 2001: $1,229.00



YEAR
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
$0
$300
$600
$900
$1,200

For shareholder information, the above graph reflects a 10 year chronological record of dividend performance following a hypothetical purchase of 100 shares of LNB Bancorp Inc. stock without further reinvestment.

Over the 10 year period, our hypothetical shareholder would have benefited from the cumulative cash dividends declared on the stock in the amount of $1,229.00.

Book Value Per Share

1992 through 2001



YEAR
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
$0
$4
$8
$12
$16

The graph above depicts the book value per share of LNB Bancorp, Inc. from 1992 through 2001. Executive and senior management has worked diligently to cause the rapid increase in the book value per share over the past ten years.

LNB Bancorp, Inc. Subsidiary Locations

Lorain National Bank
457 Broadway
Lorain, Ohio 44052
(440) 244-6000
(800) 860-1007

Charleston Insurance Agency, Inc.
457 Broadway
Lorain, Ohio 44052
(440) 244-7158
(800) 845-2152

Charleston Title Agency, LLC
424 Middle Avenue
Elyria, Ohio 44035
(440) 244-5212
(440) 284-5165

Banking Centers, ATMs, LNB Investment and Trust Services and LNB Investment Center

Lorain National Bank

Lorain Banking Centers


Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185


Sixth Street Drive-In
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242


Kansas Avenue
1604 Kansas Avenue
Lorain, Ohio 44052
(440) 288-9151


Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196


Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103


West Park Drive
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3131

Amherst Banking Center


Amherst
1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Lake Banking Center


Avon Lake
240 Miller Road
Avon Lake,
Ohio 44012
(440) 933-2186

Elyria Banking Centers


Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621


Cleveland Street
801 Cleveland Street
Elyria, Ohio 44035
(440) 365-8397


Lake Avenue
42935 North Ridge Road
Elyria Township,
Ohio 44035
(440) 233-7196


Midway Mall
6395 Midway Mall Blvd.
Elyria, Ohio 44035
(440) 324-6530


Elyria United
Methodist Village
807 West Avenue
Elyria, Ohio 44035
(440) 323-6488

Village of LaGrange Banking Center


Village of LaGrange
546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

Oberlin Banking Centers


Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 774-5400


Oberlin
40 East College Street
Oberlin, Ohio 44074
(440) 775-1361

Olmsted Township Banking Centers


Olmsted Township
27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance
26376 John Road
Olmsted Township,
Ohio 44138
(440) 427-0041

Vermilion Banking Center


Vermilion
4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Centers


Crossings of Westlake
30210 Detroit Road
Westlake, Ohio 44145
(440) 892-9696

Westlake Village
28550 Westlake
Village Drive
Westlake, Ohio 44145
(440) 808-0229

ATMs


Captain Larry's Marathon
1317 State Route 60
Vermilion, Ohio 44089


City Center Building
300 Broadway
Lorain, Ohio 44052


Cooper-Foster Park Road
1920 Cooper-Foster
Park Road
Lorain, Ohio 44053


Dad's Sunoco
7580 Leavitt Road
State Route 58
Amherst, Ohio 44001


Gateway Plaza
3451 Colorado Avenue
Lorain, Ohio 44052


Lakeland Medical Center
3700 Kolbe Road
Lorain, Ohio 44053


Lorain County
Community College
1005 North Abbe Road
Elyria, Ohio 44035


Lowe's Home
Improvement Warehouse
620 Midway Boulevard
Elyria, Ohio 44035

Other Offices

Executive
457 Broadway
Lorain, Ohio 44052
(440) 244-7123

Branch Administration
457 Broadway
Lorain, Ohio 44052
(440) 244-7253

Commercial, Consumer
and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7220
(440) 244-7272
(440) 244-7216

Customer Service
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3348
(800) 860-1007

Human Resources
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3139

Operations
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3315

Purchasing
2150 West Park Drive
Lorain, Ohio 44053
(440) 989-3327

VISA/Electronic Banking
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3348

LNB Investment and Trust Services
457 Broadway
Lorain, Ohio 44052
(440) 244-7226

LNB Investment Center
457 Broadway
Lorain, Ohio 44052
(440) 244-7158
(800) 845-2152

All Other Offices Not Listed
Toll Free (800) 860-1007
Lorain (440) 244-6000

TeleBanker
TeleBanker (440) 245-4562
TeleBanker (800) 610-9033

Internet: www.4LNB.com


ATM service available wherever you see this symbol
**Restricted to residents, their visitors and employees*


LNB
Bancorp, Inc.

Mail: LNB Bancorp, Inc. ◦ 457 Broadway ◦ Lorain, Ohio 44052-1739
E-Mail: InvestorRelations@4LNB.com ◦ Internet: www.4LNB.com
Telephone: (440) 244-6000 ◦ Toll Free: (800) 860-1007
Telefax: (440) 244-4815